TERRENO

Terreno Realty Corporation
2011 Annual Report

> Directors & Executive Officers

W. Blake Baird
Chairman & Chief Executive Officer

Michael A. Coke
President & Chief Financial Officer

> Independent Directors

LeRoy E. Carlson
Audit Chair
Principal, NNC Apartment Ventures, LLC

Peter J. Merlone
Compensation Chair
Founder & Co-Managing Partner,
Merlone Geier Partners

Douglas M. Pasquale
Lead Director
Founder, Capstone Enterprises Corporation

Dennis Polk
Nominating and Corporate Governance Chair
Chief Operating Officer & Director, SYNNEX
Corporation (NYSE:SNX)

March 19, 2012

Dear Fellow Shareholders,

In 2011 Terreno Realty Corporation completed its first full year of operations as a publicly traded company. Here is a review of our strategy, our 2011 results and our outlook.

This is our strategy

We acquire, own and operate industrial real estate in six major coastal U.S. markets: Los Angeles, Northern New Jersey/New York City, San Francisco Bay Area, Seattle, Miami and Washington, D.C./Baltimore. Exclusively. We believe that over time these six markets have the best potential for superior returns given favorable supply and demand factors. Supply of newly developed industrial product will be limited due to physical and regulatory constraints. Demand will result from large and growing population densities and proximity to high volume distribution points. Further, these locations may provide the opportunity for higher and better use over time.

We invest in functional and flexible industrial real estate in infill locations within our six markets. We acquire, own and operate the product that satisfies customer demand within a submarket: warehouse/distribution, flex (including light industrial and R&D) and trans-shipment (primarily truck terminals). Thus far 75% of our investments have been warehouse/distribution, 17% have been trans-shipment and 8% have been flex.

Our six-market investment strategy provides a margin of safety. We acquire properties at discounts to replacement cost. We do no ground up development or raw land acquisition. We have no complex joint ventures.

We acquire both value-add and stabilized properties; about half of each so far. We retain the best local third party firms to help us broadly market and efficiently manage our space. Where we believe it is the best execution we manage our properties directly–about 20% of the portfolio today.

These are our 2011 results

We acquired 12 properties containing 14 buildings for a purchase price of approximately $118.7 million adding 1.1 million square feet to our portfolio, completing the deployment of our February 2010 IPO proceeds.

We now own 24 properties comprising 47 buildings and 3.4 million square feet that we purchased for approximately $253 million. We sourced over half of these in transactions that were not broadly marketed. The location and functionality of our properties fit our strategy well.

Our value-add acquisitions generally contain vacant space or space with near term expirations. As such we began 2011 at 70.6% occupancy. We ended the year at 92.5%, delivering on our investment strategy by stabilizing nine of our twelve value-add properties.

Despite this progress our stock price underperformed our peers and the REIT universe in 2010 and 2011. In keeping with our commitment to fellow shareholders we did not receive any incentive compensation in those years. While not happy with this result, we are fully aligned with our public shareholders and committed to creating superior long-term value for all of us.

This is our outlook

We believe that industrial rents have stopped falling in our markets and in some cases are rising modestly. Nevertheless, with national availability ending 2011 at above 13% it will take time before the broader markets exhibit significant rent growth. We see a growing set of acquisition opportunities. Subsequent to year-end we raised approximately $54 million of new common equity to pursue those opportunities, increase our liquidity and maintain prudent leverage.

Terreno owned $250 million in property assets at year-end. Assuming investment opportunities remain attractive, we intend to grow our assets to between $700 million and $1 billion in the intermediate term. That will optimize our operating efficiency, increase our shareholder liquidity and position us to achieve an investment grade credit rating to broaden our debt financing options.

We believe in the long-term operating prospects of our functional, infill coastal assets. We believe in sound balance sheet management. We believe in the benefits of our market-leading corporate governance and exceptionally aligned executive management compensation. As a result, we are enthusiastic about the future and our ability to produce superior results for our shareholders over time. As evidence of this confidence our senior management team and Board of Directors purchased 93,000 additional common shares as part of our most recent equity offering.

As we pursue Terreno's goals we thank our Board of Directors for their advice and counsel and our fellow shareholders for their support.

Sincerely,

W. Blake Baird
Chairman & Chief Executive Officer

Michael A. Coke
President & Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-34603

Terreno Realty Corporation
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**27-1262675**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**
16 Maiden Lane, Fifth Floor San Francisco, CA	**94108**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 655-4580

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2011, the last business day of the Registrant's most recently completed second fiscal quarter: $148,674,204.

The registrant had 13,366,610 shares of its common stock, $0.01 par value per share, outstanding as of February 17, 2012.

Documents Incorporated by Reference

Part III of this Annual Report on Form 10-K incorporates by reference portions of Terreno Realty Corporation's Proxy Statement for its 2012 Annual Meeting of Stockholders, which the registrant anticipates will be filed with the Securities and Exchange Commission no later than 120 days after the end of its 2011 fiscal year pursuant to Regulation 14A.

Terreno Realty Corporation

Annual Report on Form 10-K
for the Year Ended December 31, 2011

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We caution investors that forward-looking statements are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate", "believe", "estimate", "expect", "intend", "may", "might", "plan", "project", "result", "should", "will", "seek", "target", "see", "likely", "position", "opportunity", and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- the factors included in this Annual Report on Form 10-K, including those set forth under the headings "Risk Factors", and "Management's Discussion and Analysis of Financial Condition and Results of Operations";
- our ability to identify and acquire industrial properties on terms favorable to us;
- general volatility of the capital markets and the market price of our common stock;
- adverse economic or real estate conditions or developments in the industrial real estate sector and/or in the markets in which we acquire properties;
- our dependence on key personnel and our reliance on third parties to property manage the majority of our industrial properties;
- our dependence upon tenants;
- our ability to comply with the laws, rules and regulations applicable to companies, and in particular, public companies;
- our ability to manage our growth effectively;
- tenant bankruptcies and defaults on or non-renewal of leases by tenants;
- decreased rental rates or increased vacancy rates;
- increased interest rates and operating costs;
- declining real estate valuations and impairment charges;
- our expected leverage, our failure to obtain necessary outside financing, and future debt service obligations;
- our ability to make distributions to our stockholders;
- our failure to successfully hedge against interest rate increases;
- our failure to successfully operate acquired properties;
- our failure to qualify or maintain our status as a real estate investment trust ("REIT") and possible adverse changes to tax laws;

- uninsured or underinsured losses relating to our properties;
- environmental uncertainties and risks related to natural disasters;
- financial market fluctuations; and
- changes in real estate and zoning laws and increases in real property tax rates.

PART I

Item 1. Business

Overview

Terreno Realty Corporation ("Terreno", and together with its subsidiaries, "we", "us", "our," "our company" "the company") acquires, owns and operates industrial real estate located in six major coastal U.S. markets: Los Angeles; Northern New Jersey/New York City; San Francisco Bay Area; Seattle; Miami; and Washington, D.C./Baltimore. We invest in several types of industrial real estate, including warehouse/ distribution, flex (including light industrial and R&D) and trans-shipment. We target functional buildings in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate. Infill locations are geographic locations surrounded by high concentrations of already developed land and existing buildings. As of December 31, 2011, we owned a total of 47 buildings aggregating approximately 3.4 million square feet, which we purchased for an aggregate purchase price of approximately $253.0 million, including the assumption of mortgage loans payable of approximately $39.5 million, which includes mortgage premiums of approximately $0.8 million. As of December 31, 2011, our tenant YRC Worldwide accounted for approximately 11.8% of our total annualized base rent.

We are an internally managed Maryland Corporation. We were incorporated in November 2009 and on February 16, 2010, we completed both our initial public offering of 8,750,000 shares of our common stock and a concurrent private placement of an aggregate of 350,000 shares of our common stock to our executive officers at a price per share of $20.00. We estimate that the net proceeds of our initial public offering were approximately $162.8 million after deducting the full underwriting discount of approximately $10.5 million and other estimated offering expenses of approximately $1.7 million. We received net proceeds of approximately $7.0 million from our concurrent private placement.

On January 13, 2012, we completed a public follow-on offering of 4,000,000 shares of our common stock at a price per share of $14.25. On February 13, 2012, we sold an additional 61,853 shares of our common stock at a price per share of $14.25 upon the exercise by the underwriters of their option to purchase additional shares. We estimate that the net proceeds of the offering, after deducting the underwriting discount and estimated offering costs, were approximately $54.7 million. We used approximately $41.0 million of the net proceeds to repay outstanding borrowings under our senior revolving credit facility on January 13, 2012 and intend to use the remainder of the net proceeds to invest in industrial properties and for general business purposes.

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") commencing with our taxable year that ended on December 31, 2010.

Our Investment Strategy

We invest in industrial properties located in six major coastal U.S. markets: Los Angeles; Northern New Jersey/New York City; San Francisco Bay Area; Seattle; Miami; and Washington, D.C./Baltimore.

As described in more detail in the table below, we invest in several types of industrial real estate, including warehouse/distribution, flex (including light industrial and R&D) and trans-shipment. We target functional buildings in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate.

Industrial Facility General Characteristics

Warehouse / distribution

- Single and multiple tenant facilities that typically serve tenants greater than 30,000 square feet of space
- Less than 10% office space
- Typical clear height from 18 feet to 36 feet
- May include production/manufacturing areas
- Adequate interior access via dock high and/or grade level doors
- Adequate truck court for large and small truck distribution options, possibly including staging for a high volume of truck activity and/or trailer storage

Flex (including light industrial and R&D)

- Single and multiple tenant facilities that typically serve tenants less than 30,000 square feet of space
- Facilities generally accommodate both office and warehouse/manufacturing activities
- Typically has a larger amount of office space and shallower bay depths than warehouse/distribution facilities
- Adequate parking consistent with increased office use
- Adequate interior access via grade level and/or dock high doors
- Staging for moderate truck activity
- Sometimes has a showroom, service center, or assembly/light manufacturing component
- Enhanced landscaping

Trans-shipment

- Includes truck terminals and airport on-tarmac facilities, which serve both single and multiple tenants
- Typically has a high number of dock high doors, shallow bay depth and lower clear height
- Staging for a high volume of truck activity and trailer storage

We selected our target markets by drawing upon the experiences of our management team investing and operating in over 50 global industrial markets located in North America, Europe and Asia and in anticipation of trends in logistics patterns resulting from population changes, regulatory and physical constraints, potential long term increases in carbon prices and other factors. We believe that our target markets have attractive long term investment attributes. We target assets with characteristics that include, but are not limited to, the following:

- Located in high population coastal markets;
- Close proximity to transportation infrastructure (such as sea ports, airports, highways and railways);
- Situated in supply-constrained submarkets with barriers to new industrial development, as a result of physical and/or regulatory constraints;
- Functional and flexible layout that can be modified to accommodate single and multiple tenants;
- Acquisition price at a discount to the replacement cost of the property;
- Potential for enhanced return through re-tenanting or operational or physical improvements; and

- Opportunity for higher and better use of the property over time.

In general, we prefer to utilize local third party property managers for day-to-day property management. We believe outsourcing property management is cost effective and provides us with operational flexibility. We currently manage four of our properties directly and may directly manage other properties in the future if we determine such direct property management is in our best interest.

We have no current intention to acquire undeveloped industrial land or to pursue ground up development. However, we may pursue redevelopment opportunities of properties that we own.

We expect that we will continue to acquire the significant majority of our investments as equity interests in individual properties or portfolios of properties. We may also acquire industrial properties through the acquisition of other corporations or entities that own industrial real estate. We will opportunistically target investments in debt secured by industrial real estate that would otherwise meet our investment criteria with the intention of ultimately acquiring the underlying real estate. We currently do not intend to target specific percentages of holdings of particular types of industrial properties. This expectation is based upon prevailing market conditions and may change over time in response to different prevailing market conditions.

The properties we acquire may be stabilized (fully leased) or unstabilized (have near term lease expirations or be partially or fully vacant).

Competitive Strengths

We believe we distinguish ourselves from our competitors through the following competitive advantages:

- ***Focused Investment Strategy.*** We invest exclusively in six major coastal U.S. markets and focus on infill locations. We selected our six target markets based upon the experiences of our management team's investing and operating in over 50 global industrial markets located in North America, Europe and Asia and also in anticipation of trends in logistics patterns resulting from population changes, regulatory and physical constraints, potential long term increases in carbon prices and other factors. We have no current intention to acquire undeveloped land or pursue ground up development.
- ***Conservative Targeted Leverage with Growth Oriented Capital Structure.*** We expect to maintain financial flexibility and a conservative capital structure using retained cash flows, long-term debt and the issuance of common and perpetual preferred stock to finance our growth. Over the long-term, we intend to limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding preferred stock to less than 40% of our total enterprise value and to maintain a fixed charge coverage ratio in excess of 2.0x.
- ***Highly Aligned Compensation Structure.*** We believe that executive compensation should be closely aligned with long term stockholder value creation. As a result, all of the incentive compensation of our executive officers is based solely on our total shareholder return exceeding the total shareholder return of the MSCI U.S. REIT Index or the FTSE NAREIT Equity Industrial Index.
- ***Commitment to Strong Corporate Governance.*** We are committed to strong corporate governance, as demonstrated by the following:
  - all members of our board of directors will serve annual terms;
  - we have adopted a majority voting standard in non-contested director elections;
  - we have opted out of two Maryland anti-takeover provisions and, in the future, we may not opt back in to these provisions without stockholder approval;
  - we designed our ownership limits solely to protect our status as a REIT and not for the purpose of serving as an anti-takeover device; and

- we have no stockholder rights plan. In the future, we will not adopt a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we will submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Our Financing Strategy

The primary objective of our financing strategy is to maintain financial flexibility with a conservative capital structure using retained cash flows, long-term debt and the issuance of common and perpetual preferred stock to finance our growth. Over the long term, we intend to:

- limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding perpetual preferred stock to less than 40% of our total enterprise value;
- maintain a fixed charge coverage ratio in excess of 2.0x;
- limit the principal amount of our outstanding floating rate debt to less than 20% of our total consolidated indebtedness; and
- have staggered debt maturities that are aligned to our expected average lease term (5-7 years), positioning us to re-price parts of our capital structure as our rental rates change with market conditions.

We intend to preserve a flexible capital structure with a long-term goal to obtain an investment grade rating and be in a position to issue unsecured debt and perpetual preferred stock. Prior to attaining an investment grade rating, we intend to primarily utilize non-recourse debt secured by individual properties or pools of properties with a targeted maximum loan-to-value of 65% at the time of financing, or recourse bank term loans and credit facilities. We may also assume debt in connection with property acquisitions which may have a higher loan-to-value.

Our Corporate Structure

We were organized as a Maryland corporation on November 6, 2009. We are not structured as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. We own our properties indirectly through subsidiaries and may utilize one or more taxable REIT subsidiaries as appropriate.

Our Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year that ended on December 31, 2010. We believe that our organization and method of operation has enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To maintain REIT status we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our net taxable income to our stockholders, excluding net capital gains. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property and the income of our taxable REIT subsidiaries, if any, will be subject to taxation at regular corporate rates. We do not currently own any taxable REIT subsidiaries but may in the future.

Competition

We believe the current market for industrial real estate acquisitions to be competitive. We compete for real property investments with pension funds and their advisors, bank and insurance company investment accounts, other public and private real estate investment companies, real estate limited partnerships, owner-users, individuals and other entities engaged in real estate investment activities, some of which have greater financial resources than we do. In addition, we believe the leasing of real estate to be highly competitive. We experience competition for customers from owners and managers of competing properties. As a result, we may have to provide free rental periods, incur charges for tenant improvements or offer other inducements, all of which may have an adverse impact on our results of operations.

Environmental Matters

The industrial properties that we own and will acquire are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated, and therefore it is possible we could incur these costs even after we sell some of our properties. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow using the property as collateral or to sell the property. Under applicable environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos at one of our properties may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for any of the costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. We generally obtain "Phase I environmental site assessments", or ESAs, on each property prior to acquiring it. However, these ESAs may not reveal all environmental costs that might have a material adverse effect on our business, assets, results of operations or liquidity and may not identify all potential environmental liabilities.

In general, we utilize local third party property managers for day-to-day property management and will rely on these third parties to operate our industrial properties in compliance with applicable federal, state and local environmental laws in their daily operation of the respective properties and to promptly notify us of any environmental contaminations or similar issues.

As a result, we may become subject to material environmental liabilities of which we are unaware. We can make no assurances that (1) future laws or regulations will not impose material environmental liabilities on us, or (2) the environmental condition of our industrial properties will not be affected by the condition of the properties in the vicinity of our industrial properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us. We were not aware of any significant or material exposures as of December 31, 2011 and 2010.

Employees

We currently have ten employees. None of our employees is a member of any union.

Available Information

We maintain an internet website at the following address: http://terreno.com. The information on our website is neither part of nor incorporated by reference in this Annual Report on Form 10-K. We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the

Securities and Exchange Commission, or SEC, in accordance with the Exchange Act. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and exhibits and amendments to these reports, and Section 16 filings. Our Code of Business Conduct and Ethics is also available on our website. We intend to disclose any amendments or waivers to our Code of Business Conduct and Ethics that apply to any of our executive officers on our website. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

Item 1A. Risk Factors.

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we may currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be adversely affected. Investors should also refer to our quarterly reports on Form 10-Q and current reports on Form 8-K for updates to these risk factors.

Risks Related to Our Business and Our Properties

Our long-term growth will depend upon future acquisitions of properties, and we may be unable to consummate acquisitions on advantageous terms, the acquired properties may not perform as we expect, or we may be unable to quickly and efficiently integrate our new acquisitions into our existing operations.

We intend to acquire high quality industrial properties in six coastal markets in the United States. The acquisition of properties entails various risks, including the risks that our investments may not perform as we expect, that we may be unable to quickly and efficiently integrate our new acquisitions into our existing operations and that our cost estimates for bringing an acquired property up to market standards may prove inaccurate. In addition, we cannot assure you of the availability of investment opportunities in our targeted markets at attractive pricing levels. In the event that such opportunities are not available in our targeted markets as we expect, our ability to execute our business plan may be adversely affected. Further, we face significant competition for attractive investment opportunities from other well-capitalized real estate investors, including pension funds and their advisors, bank and insurance company investment accounts, other public and private real estate investment companies and REITs, real estate limited partnerships, owner-users, individuals and other entities engaged in real estate investment activities, some of which have a history of operations, greater financial resources than we do and a greater ability to borrow funds to acquire properties. This competition increases as investments in real estate become increasingly attractive relative to other forms of investment. As a result of competition, we may be unable to acquire properties as we desire or the purchase price may be significantly elevated.

In addition, we expect to finance future acquisitions through a combination of borrowings under our senior revolving credit facility and the use of retained cash flows, long-term debt and the issuance of common and perpetual preferred stock, which may not be available at all or on advantageous terms and which could adversely affect our cash flows. Any of the above risks could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

We may make acquisitions, which pose integration and other risks that could harm our business.

We may be required to incur debt and expenditures and issue additional shares of our common stock to pay for industrial properties that we acquire, which may dilute our stockholders' ownership interests and may delay, or prevent, our profitability. These acquisitions may also expose us to risks such as:

- the possibility that we may not be able to successfully integrate acquired properties into our operations;
- the possibility that additional capital expenditures may be required;

- the possibility that senior management may be required to spend considerable time negotiating agreements and integrating acquired properties;
- the possible loss or reduction in value of acquired properties;
- the possibility of pre-existing undisclosed liabilities regarding acquired properties, including but not limited to environmental or asbestos liability, of which our insurance may be insufficient or for which we may be unable to secure insurance coverage; and
- the possibility that a concentration of our industrial properties in Los Angeles, the San Francisco Bay Area and Seattle may increase our exposure to seismic activity, especially if these industrial properties are located on or near fault zones.

We expect acquisition costs, including capital expenditures required to render industrial properties operational, to increase in the future. If our revenue does not keep pace with these potential acquisition costs, we may not be able to maintain our current or expected earnings as we absorb these additional expenses. There is no assurance we would successfully overcome these risks or any other problems encountered with these acquisitions.

If we cannot obtain additional financing, our growth will be limited.

If adverse conditions in the credit markets — in particular with respect to real estate — materially deteriorate, our business could be materially and adversely affected. Our long-term ability to grow through investments in industrial properties will be limited if we cannot obtain additional financing on favorable terms. In the future, we will rely on debt financing, including borrowings under our senior revolving credit facility, issuances of unsecured debt securities and debt secured by individual properties, to finance our acquisition activities and for working capital. If we are unable to obtain debt financing from these or other sources, or to refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected. Market conditions may make it difficult to obtain additional financing, and we cannot assure you that we will be able to obtain additional debt or equity financing or that we will be able to obtain it on favorable terms.

In addition, to qualify as a REIT, we will be required to distribute at least 90% of our taxable income (determined before the deduction for dividends paid and excluding any net capital gains) each year to our stockholders, and we generally expect to make distributions in excess of such amount. As a result, our ability to retain earnings to fund acquisitions, redevelopment and development, if any, or other capital expenditures will be limited. As of December 31, 2011, we had an $80.0 million senior revolving credit facility to finance acquisitions and for working capital requirements. Terreno guarantees the obligations of the borrower (a wholly-owned subsidiary) under the senior revolving credit facility. The senior revolving credit facility, as amended on January 19, 2012, matures on January 19, 2015 and provides for one 12-month extension option exercisable by us, subject, among other things, to there being an absence of an event of default and to our payment of an extension fee. As of December 31, 2011, there were $41.0 million of borrowings outstanding on the senior revolving credit facility.

The availability and timing of cash distributions is uncertain.

In 2011, we made quarterly distributions to holders of our common stock and we intend to continue to pay regular quarterly distributions. However, we bear all expenses incurred by our operations, and the funds generated by our operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to our stockholders. In addition, our board of directors, in its discretion, may retain any portion of such cash for working capital. Our ability to make distributions to our stockholders also will depend on our levels of retained cash flows, which we intend to use as a source of investment capital. We cannot assure our stockholders that sufficient funds will be available to pay distributions. Our corporate strategy is to fund the payment of quarterly distributions to our stockholders entirely from distributable cash flows. However, we may fund our quarterly distributions to our stockholders from a combination of available cash flows, net of recurring capital expenditures, and proceeds from borrowings. In the event we are unable to consistently fund future quarterly distributions to our stockholders entirely from distributable cash flows the value of our shares may be negatively impacted.

We depend on key personnel.

Our success depends to a significant degree upon the contributions of certain key personnel including, but not limited to, our chairman and chief executive officer and our president and chief financial officer, each of whom would be difficult to replace. If any of our key personnel were to cease employment with us, our operating results could suffer. Our ability to retain our senior management group or to attract suitable replacements should any members of the senior management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flows. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key man life insurance on any of our key personnel.

We also believe that, as we expand, our future success depends, in large part, upon our ability to hire and retain highly skilled managerial, investment, financial and operational personnel. Competition for such personnel is intense, and we cannot assure our stockholders that we will be successful in attracting and retaining such skilled personnel.

Failure of the projected improvement in industrial operating fundamentals may adversely affect our ability to execute our business plan.

A substantial part of our business plan is based on our belief that industrial operating fundamentals are expected to improve over the next several years. We cannot assure you as to whether or when industrial operating fundamentals will in fact improve or to what extent they improve. In the event conditions in the industry do not improve when and as we expect, or deteriorate, our ability to execute our business plan may be adversely affected.

Our investments are concentrated in the industrial real estate sector, and our business would be adversely affected by an economic downturn in that sector.

Our investments in real estate assets are concentrated in the industrial real estate sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry.

Events or occurrences that affect areas in which our properties are located may impact financial results.

In addition to general, regional, national and international economic conditions, our operating performance will be impacted by the economic conditions of the specific markets in which we operate. If the downturn in the economy in the real estate market or any of our markets persists and we fail to accurately predict the timing of economic improvement in these markets, our operations and our revenue and cash available for distribution, including cash available to pay distributions to our stockholders, could be materially adversely affected. As of December 31, 2011, approximately 48.9% of our buildings were located in the Northern New Jersey / New York, representing approximately 45.5% of our total annualized base rent.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire.

We cannot assure you that leases at our properties will be renewed or that such properties will be re-leased at net effective rental rates equal to or above the then current average net effective rental rates. If the rental rates for our properties decrease, our tenants do not renew their leases or we do not re-lease a significant portion of our available space and space for which leases are scheduled to expire, our financial condition, results of operations, cash flows, cash available for distribution to you, per share trading price of our common stock and our ability to satisfy our debt service obligations could be materially adversely affected. In addition, if we are unable to renew leases or re-lease a property, the resale value of that property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

We face potential adverse effects from the bankruptcies or insolvencies of tenants.

We are dependent on tenants for our revenues. The bankruptcy or insolvency of the tenants at our properties may adversely affect the income produced by our properties. The tenants, particularly those that are highly leveraged, could file for bankruptcy protection or become insolvent in the future. Under bankruptcy law, a tenant cannot be evicted solely because of its bankruptcy. On the other hand, a bankrupt tenant may reject and terminate its lease with us. In such case, our claim against the bankrupt tenant for unpaid and future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and, even so, our claim for unpaid rent would likely not be paid in full. This shortfall could adversely affect our cash flows and results of operations and could cause us to reduce the amount of distributions to stockholders.

A default by a tenant on its lease payments could force us to find an alternative source of revenues to pay any mortgage loan or operating expenses on the property. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs, including litigation and related expenses, in protecting our investment and re-leasing our property.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We review the carrying value of our properties when circumstances, such as adverse market conditions, indicate potential impairment may exist. We base our review on an estimate of the future cash flows (excluding interest charges) expected to result from the real estate investment's use and eventual disposition. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a real estate investment, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property. These losses would have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges could adversely affect our financial condition, results of operations, cash available for distribution, including cash available for us to pay distributions to our stockholders and per share trading price of our common stock.

We utilize local third party managers for day-to-day property management for the majority of our properties.

In general, we prefer to utilize local third party managers for day-to-day property management, although we currently manage four of our properties directly and may directly manage more of our properties in the future. To the extent we utilize third party managers, our cash flows from our industrial properties may be adversely affected if our managers fail to provide quality services. In addition, our managers or their affiliates may manage, and in some cases may own, invest in or provide credit support or operating guarantees to industrial properties that compete with our industrial properties, which may result in conflicts of interest and decisions regarding the operation of our industrial properties that are not in our best interests.

Our real estate redevelopment strategies may not be successful.

In connection with our business strategy, we may pursue redevelopment opportunities or construct improvements of industrial properties that we own. We will be subject to risks associated with our redevelopment and renovation activities that could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

We may not have funding for future tenant improvements.

When a tenant at one of our properties does not renew its lease or otherwise vacates its space in one of our buildings in the future, it is likely that, in order to attract one or more new tenants, we will be required to expend funds to construct new tenant improvements in the vacated space. Although we intend to manage our cash position or financing availability to pay for any improvements required for re-leasing, we cannot assure our stockholders that we will have adequate sources of funding available to us for such purposes in the future.

Debt service obligations could adversely affect our overall operating results, may require us to sell industrial properties and could adversely affect our ability to make distributions to our stockholders and the market price of our shares of common stock.

Our business strategy contemplates the use of both non-recourse secured and unsecured debt to finance long-term growth. As of December 31, 2011, we had total debt outstanding of approximately $99.3 million, which consisted of our senior revolving credit facility and mortgage and term loans payable. While over the long-term we intend to limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding shares of preferred stock to less than 40% of our total enterprise value, our governing documents contain no limitations on the amount of debt that we may incur, and our board of directors may change our financing policy at any time without stockholder approval. Over the long-term, we also intend to maintain a fixed charge coverage ratio in excess of 2.0x and limit the principal amount of our outstanding floating rate debt to less than 20% of our total consolidated indebtedness. Our board of directors may modify or eliminate these limitations at any time without the approval of our stockholders. As a result, we may be able to incur substantial additional debt, including secured debt, in the future. Incurring debt could subject us to many risks, including the risks that:

- our cash flows from operations will be insufficient to make required payments of principal and interest;
- our debt may increase our vulnerability to adverse economic and industry conditions;
- we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes;
- the terms of any refinancing will not be as favorable as the terms of the debt being refinanced; and
- the use of leverage could adversely affect our ability to make distributions to our stockholders and the market price of our shares of common stock.

If we incur additional debt in the future, including debt under our senior revolving credit facility, and do not have sufficient funds to repay such debt at maturity, it may be necessary to refinance the debt through additional debt or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense would adversely affect our cash flows, and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of industrial properties on disadvantageous terms, potentially resulting in losses. We may place mortgages on our properties that we own to secure a revolving credit facility or other debt. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our industrial properties that may be pledged to secure our obligations to foreclosure. Also, covenants applicable to any future debt could impair our planned investment strategy and, if violated, result in a default.

Higher interest rates could increase debt service requirements on any floating rate debt that we incur and could reduce the amounts available for distribution to our stockholders, as well as reduce funds available for our operations, future business opportunities, or other purposes. In addition, an increase in interest rates could decrease the amount third parties are willing to pay for our assets, thereby limiting our ability to change our portfolio promptly in response to changes in economic or other conditions. Adverse economic conditions could cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our industrial properties in order to meet our debt service obligations at times which may not permit us to receive an attractive return on our investments.

Our senior revolving credit facility and certain of our existing mortgage and term loans payable contain, and we expect that our future indebtedness will contain, covenants that could limit our operations and our ability to make distributions to our stockholders.

We have an $80.0 million senior revolving credit facility that matures on January 19, 2015 pursuant to a January 2012 amendment. In addition, we have a $20.1 million term loan that matures on February 22, 2013. We have agreed to guarantee the obligations of the borrower (a wholly-owned subsidiary) under the senior revolving credit facility and our term loan. Our senior revolving credit facility and certain of our existing mortgage and term loans payable contain, and we expect that our future indebtedness will contain, financial and operating covenants, such as fixed charge coverage and debt ratios and other limitations that will restrict our ability to make distributions or other payments to our stockholders and may restrict our investment activities. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders. Failure to meet our financial covenants could result from, among other things, changes in our results of operations, the incurrence of debt or changes in general economic conditions. In addition, the failure of at least one of our chief executive officer and our president and chief financial officer or any successors approved by the administrative agent to continue to be active in our day-to-day management constitutes an event of default under our senior revolving credit facility. We have 120 days under our senior revolving credit facility to hire a successor executive reasonably satisfactory to the administrative agent in the event that both our chief executive officer and our president and chief financial officer or any successors cease to be active in our management. If we violate covenants or if there is an event of default under our senior revolving credit facility, our existing mortgage and term loans payable or in our future agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all.

In addition, any unsecured debt agreements we enter into may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances. Defaults under our debt agreements could materially and adversely affect our financial condition and results of operations.

We may acquire outstanding debt secured by an industrial property, which may expose us to risks.

We may acquire outstanding debt secured by an industrial property from lenders and investors if we believe we can acquire ownership of the underlying property in the near-term through foreclosure, deed-in-lieu of foreclosure or other means. However, if we do acquire such debt, borrowers may seek to assert various defenses to our foreclosure or other actions and we may not be successful in acquiring the underlying property on a timely basis, or at all, in which event we could incur significant costs and experience significant delays in acquiring such properties, all of which could adversely affect our financial performance and reduce our expected returns from such investments. In addition, we may not earn a current return on such investments particularly if the loan that we acquire is in default.

Adverse changes in our credit ratings could negatively affect our financing activity.

The credit ratings of the senior unsecured long-term debt that we may incur in the future and preferred stock we may issue in the future are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analyses of us. Our credit ratings can affect the amount of capital we can access, as well as the terms and pricing of any debt we may incur. There can be no assurance that we will be able to obtain or maintain our credit ratings, and in the event our credit ratings are downgraded, we would likely incur higher borrowing costs and may encounter difficulty in obtaining additional financing. Also, a downgrade in our credit ratings may trigger additional payments or other negative consequences under our future credit facilities and debt instruments. For example, if our credit ratings of any future senior unsecured long-term debt are downgraded to below investment grade levels, we may not be able to obtain or maintain extensions on certain of our then existing debt. Adverse changes in our credit ratings could negatively impact our refinancing activities, our ability to manage our debt maturities, our future growth, our financial condition, the market price of our stock, and our acquisition activities.

Failure to hedge effectively against interest rate changes may adversely affect results of operations.

We may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as cap contracts and swap agreements. These agreements have costs and involve the risks that these arrangements may not be effective in reducing our exposure to exchange or interest rate changes and that a court could rule that such agreements are not legally enforceable. Hedging may reduce overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations.

Our property taxes could increase due to property tax rate changes or reassessment, which would impact our cash flows.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially. If the property taxes we pay increase, our cash flows will be impacted, and our ability to pay expected distributions to our stockholders could be adversely affected.

Actions of our joint venture partners could negatively impact our performance.

We may acquire and/or redevelop properties through joint ventures, limited liability companies and partnerships with other persons or entities when warranted by the circumstances. Such partners may share certain approval rights over major decisions. Such investments may involve risks not otherwise present with other methods of investment in real estate. We generally will seek to maintain sufficient control of our partnerships, limited liability companies and joint ventures to permit us to achieve our business objectives; however, we may not be able to do so, and the occurrence of one or more of the events described above could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

If we invest in a limited partnership as a general partner, we could be responsible for all liabilities of such partnership.

In some joint ventures or other investments we may make, if the entity in which we invest is a limited partnership, we may acquire all or a portion of our interest in such partnership as a general partner. As a general partner, we could be liable for all the liabilities of such partnership. Additionally, we may be required to take our interests in other investments as a non-managing general partner. Consequently, we would be potentially liable for all such liabilities without having the same rights of management or control over the operation of the partnership as the managing general partner or partners may have. Therefore, we may be held responsible for all of the liabilities of an entity in which we do not have full management rights or control, and our liability may far exceed the amount or value of the investment we initially made or then had in the partnership.

The conflict of interest policies we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities.

In order to avoid any actual or perceived conflicts of interest with our directors, officers or employees, we have adopted certain policies to specifically address some of the potential conflicts relating to our activities. In addition, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts. Although under these policies the approval of a majority of our disinterested directors is required to approve any transaction, agreement or relationship in which any of our directors, officers or employees has an interest, there is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to us.

We may not be able to successfully operate our business.

We were organized in November 2009 and commenced operations on February 16, 2010. We may not be able to successfully operate our business or implement our operating policies and investment strategy. Furthermore, we may not be able to generate sufficient operating cash flows to pay our operating expenses, service our debt and maintain and make distributions to our stockholders. We may be unable to attract and retain qualified personnel, create effective operating and financial controls and systems or effectively manage our anticipated growth, any of which could have a material adverse effect on our business and our operating results.

Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal controls over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, there can be no guarantee that our internal controls over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal controls over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

Volatility in the capital and credit markets could materially and adversely impact us.

The capital and credit markets have experienced extreme volatility and disruption in recent years, which has made it more difficult to borrow money or raise equity capital. Market volatility and disruption could hinder our ability to obtain new debt financing or refinance our maturing debt on favorable terms or at all. In addition, our future access to the equity markets could be limited. Any such financing or refinancing issues could materially and adversely affect us. Market turmoil and tightening of credit in recent years have also led to an increased lack of consumer confidence and widespread reduction of business activity generally, which also could materially and adversely impact us, including our ability to acquire and dispose of assets on favorable terms or at all. The volatility in capital and credit markets may also have a material adverse effect on the market price of our common stock.

We may not acquire the industrial properties that we have entered into agreements to acquire.

We have entered into agreements with third-party sellers to acquire two industrial buildings containing an aggregate of approximately 135,000 square feet as more fully described under the heading "Contractual Obligations" in this Annual Report on Form 10-K. There is no assurance that we will acquire the properties under contract because the proposed acquisitions are subject to the completion of satisfactory due diligence, various closing conditions and the consent of the mortgage lender and there is no assurance that such proposed acquisitions, if completed, will be completed on a timeframe we expect. If we do not complete the acquisition of the properties under contract, we will have incurred expenses without our stockholders realizing any benefit from the acquisition of such properties.

Risks Related to the Real Estate Industry

Our performance and value are subject to general economic conditions and risks associated with our real estate assets.

The investment returns available from equity investments in real estate depend on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred in connection with the properties. If our properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, then our ability to pay distributions to our stockholders could be adversely affected. In addition, there are significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) that generally do not decline when circumstances reduce the income from the property. Income from and the value of our properties may be adversely affected by:

- downturns in national, regional and local economic conditions (particularly increases in unemployment);
- the attractiveness of our properties to potential tenants and competition from other industrial properties;
- changes in supply of or demand for similar or competing properties in an area;
- bankruptcies, financial difficulties or lease defaults by the tenants of our properties;
- changes in interest rates, availability and terms of debt financing;
- changes in operating costs and expenses and our ability to control rents;
- changes in, or increased costs of compliance with, governmental rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws, and our potential liability thereunder;
- our ability to provide adequate maintenance and insurance;
- changes in the cost or availability of insurance, including coverage for mold or asbestos;
- unanticipated changes in costs associated with known adverse environmental conditions or retained liabilities for such conditions;
- periods of high interest rates;
- tenant turnover;
- general overbuilding or excess supply in the market area; and
- disruptions in the global supply chain caused by political, regulatory or other factors including terrorism.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or public perception that any of these events may occur, would result in a general decrease in rents or an increased occurrence of defaults under existing leases, which would adversely affect our financial condition and results of operations. Future terrorist attacks may result in declining economic activity, which could reduce the demand for, and the value of, our properties. To the extent that future attacks impact the tenants of our properties, their businesses similarly could be adversely affected, including their ability to continue to honor their existing leases. For these and other reasons, we cannot assure our stockholders that we will be profitable or that we will realize growth in the value of our real estate properties.

Actions by our competitors may decrease or prevent increases in the occupancy and rental rates of our properties.

We compete with other developers, owners and operators of real estate, some of which own properties similar to our properties in the same markets and submarkets in which the properties we own are located. If our competitors offer space at rental rates below current market rates or below the rental rates we will charge the tenants of our properties, we may lose potential tenants, and we may be pressured to reduce our rental rates in order to retain tenants when such tenants' leases expire. In addition, if our competitors sell assets similar to assets we intend to divest in the same markets and/or at valuations below our valuations for comparable assets, we may be unable to divest our assets at all or at favorable pricing or on favorable terms. As a result of these actions by our competitors, our financial condition, cash flows, cash available for distribution, trading price of our common stock and ability to satisfy our debt service obligations could be materially adversely affected.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors.

Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. In addition, we intend to comply with the safe harbor rules relating to the number of properties that can be disposed of in a year, the tax bases and the costs of improvements made to these properties, and meet other tests which enable a REIT to avoid punitive taxation on the sale of assets. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic, financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the market price of, our common stock.

Uninsured or underinsured losses relating to real property may adversely affect our returns.

We will attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, fires, earthquakes, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated under any recourse debt associated with the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. Any such losses could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure that any such sources of funding will be available to us for such purposes in the future.

We own properties in Los Angeles, the San Francisco Bay Area and Seattle, which are located in areas that are known to be subject to earthquake activity. Although we carry replacement-cost earthquake insurance on all of our properties located in areas historically subject to seismic activity, subject to coverage limitations and deductibles that we believe are commercially reasonable, we may not be able to obtain coverage to cover all losses with respect to such properties on economically favorable terms, which could expose us to uninsured casualty losses. We intend to evaluate our earthquake insurance coverage annually in light of current industry practice.

We own properties in Seattle, which is known to be subject to flood risk, and in Miami, which is known to be subject to hurricane and/or flood risk. Although we carry replacement-cost hurricane and/or flood hazard insurance on all of our properties located in areas historically subject to such activity, subject to coverage limitations and deductibles that we believe are commercially reasonable, we may not be able to obtain coverage to cover all losses with respect to such properties on economically favorable terms, which could expose us to uninsured casualty losses. We intend to evaluate our insurance coverage annually in light of current industry practice.

Contingent or unknown liabilities could adversely affect our financial condition.

We may own or acquire properties that are subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of any of these entities or properties, then we might have to pay substantial sums to settle it, which could adversely affect our cash flows. Unknown liabilities with respect to entities or properties acquired might include:

- liabilities for clean-up or remediation of adverse environmental conditions;
- accrued but unpaid liabilities incurred in the ordinary course of business;
- tax liabilities; and
- claims for indemnification by the general partners, officers and directors and others indemnified by the former owners of the properties.

Environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resource or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our stockholders.

Environmental laws in the U.S. also require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of our properties may contain asbestos-containing building materials.

We invest in properties historically used for industrial, manufacturing and commercial purposes. Some of these properties contain, or may have contained, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of our properties may be adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our properties may be on or are adjacent to or near other properties upon which others, including former owners or tenants of such properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances. As needed, we may obtain environmental insurance policies on commercially reasonable terms that provide coverage for potential environmental liabilities, subject to the policy's coverage conditions and limitations. From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. In such an instance, we underwrite the costs of environmental investigation, clean-up and monitoring into the cost. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

We generally obtain Phase I environmental site assessments on each property prior to acquiring it and we generally anticipate that the properties that we may acquire in the future may be subject to a Phase I or similar environmental assessment by independent environmental consultants at the time of acquisition. Phase I assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations and typically do not include an asbestos survey. Even if none of our environmental assessments of our properties reveal an environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations taken as a whole, we cannot give any assurance that such conditions do not exist or may not arise in the future. Material environmental conditions, liabilities or compliance concerns may arise after the environmental assessment has been completed. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of such properties (such as releases from underground storage tanks), or by third parties unrelated to us.

Costs of complying with governmental laws and regulations with respect to our properties may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Tenants' ability to operate and to generate income to pay their lease obligations may be affected by permitting and compliance obligations arising under such laws and regulations. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Leasing our properties to tenants that engage in industrial, manufacturing, and commercial activities will cause us to be subject to the risk of liabilities under environmental laws and regulations. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, the operations of the tenants of our properties, the existing condition of the land, operations in the vicinity of such properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect such properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages we must pay will reduce our ability to make distributions and may reduce the value of our common stock. In addition, changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur.

The impacts of climate-related initiatives at the U.S. federal and state levels remain uncertain at this time but could result in increased operating costs.

Government authorities and various interest groups are promoting laws and regulations that could limit greenhouse gas, or GHG, emissions due to concerns over contributions to climate change. The United States Environmental Protection Agency, or EPA, is moving to regulate GHG emissions from large stationary sources, including electricity producers, and mobile sources, through fuel efficiency and other requirements, using its existing authority under the Clean Air Act. Moreover, certain state and regional programs, such as those adopted by California and the Regional Greenhouse Gas Initiative of various northeastern states, are being implemented to require reductions in GHG emissions. Any additional taxation or regulation of energy use, including as a result of (i) the regulations that EPA has proposed or may propose in the future, (ii) state programs and regulations, or (iii) renewed GHG legislative efforts by future Congresses, could result in increased operating costs that we may not be able to effectively pass on to our tenants. In addition, any increased regulation of GHG emissions could impose substantial costs on our tenants. These costs include, for example, an increase in the cost of the fuel and other energy purchased by our tenants and capital costs associated with updating or replacing their trucks earlier than planned. Any such increased costs could impact the financial condition of our tenants and their ability to meet their lease obligations and to lease or re-lease our properties.

We are exposed to the potential impacts of future climate change and climate-change related risks.

We may be exposed to potential physical risks from possible future changes in climate. Our properties may be exposed to rare catastrophic weather events, such as severe storms or floods. If the frequency of extreme weather events increases due to climate change, our exposure to these events could increase.

Compliance or failure to comply with the Americans with Disabilities Act and other similar regulations could result in substantial costs.

Under the Americans with Disabilities Act, places of public accommodation must meet certain federal requirements related to access and use by disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. If we are required to make unanticipated expenditures to comply with the Americans with Disabilities Act, including removing access barriers, then our cash flows and the amounts available for distributions to our stockholders may be adversely affected. If we are required to make substantial modifications to our properties, whether to comply with the Americans with Disabilities Act or other changes in governmental rules and regulations, our financial condition, cash flows, results of operations, the market price of our shares of common stock and our ability to make distributions to our stockholders could be adversely affected.

We may be unable to sell a property if or when we decide to do so, including as a result of uncertain market conditions, which could adversely affect the return on an investment in our common stock.

We expect to hold the various real properties in which we invest until such time as we decide that a sale or other disposition is appropriate given our investment objectives. Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of our properties. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of our properties, we cannot assure our stockholders that we will be able to sell such properties at a profit in the future. Accordingly, the extent to which our stockholders will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions.

Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our stockholders that we will have funds available to correct such defects or to make such improvements. In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

If we sell properties and provide financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

If we decide to sell any of our properties, we presently intend to sell them for cash. However, if we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders and result in litigation and related expenses. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed of.

Risks Related to Our Organizational Structure

Our board of directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of the board of directors without a vote of our stockholders. In addition, the board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal and regulatory requirements, including the listing standards of the NYSE. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flows, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

We could increase the number of authorized shares of stock and issue stock without stockholder approval.

Subject to applicable legal and regulatory requirements, our charter authorizes our board of directors, without stockholder approval, to increase the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of such classified or unclassified shares. Although our board of directors has no such intention at the present time, it could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting or deterring a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- *"Business Combination"* provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns

10% or more of the voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting shares) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter may impose special appraisal rights and special stockholder voting requirements on these combinations; and

- *"Control Share"* provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, in the future, only upon the approval of our stockholders, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, only upon the approval of our stockholders, by amendment to our bylaws, opt in to the control share provisions of the MGCL.

In addition, the provisions of our charter on removal of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Likewise, if our company's board of directors were to opt in to the business combination provisions of the MGCL or the provisions of Title 3, Subtitle 8 of the MGCL, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded by our board of directors and our stockholders, these provisions of the MGCL could have similar anti-takeover effects.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate our company, and our bylaws will require us, to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we may be obligated to advance the defense costs incurred by our directors and executive officers, and may, in the discretion of our board of directors, advance the defense costs incurred by our employees and other agents in connection with legal proceedings.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to stockholders.

We believe that our organization and method of operation has enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

- we would not be allowed a deduction for distributions paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;
- we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and
- unless we are entitled to relief under statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will no longer be required to pay distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it could adversely affect the value of our common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Any of these taxes would decrease cash available for distributions to stockholders.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds or sell assets during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our net taxable income including any net capital gain. We intend to make distributions to our stockholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum tax rate for qualified dividends payable to individual U.S. stockholders is currently 15% (through December 31, 2012). Dividends payable by REITs, however, are generally not eligible for the reduced rates. However, to the extent such dividends are attributable to certain dividends that we receive from a taxable REIT subsidiary, such dividends generally will be eligible for the reduced rates that apply to qualified dividend income. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

We may in the future choose to pay dividends in our stock instead of cash, in which case stockholders may be required to pay income taxes in excess of the cash dividends they receive.

Although we have no current intention to do so, we may, in the future, distribute taxable dividends that are payable in cash and common stock at the election of each stockholder or distribute other forms of taxable stock dividends. Taxable stockholders receiving such dividends or other forms of taxable stock dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the total voting power of the outstanding securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by the securities of one or more taxable REIT subsidiaries, or TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Our relationship with any TRS will be limited, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. While we have no current intention to own any interest in a TRS, we may own any such interest in the future. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

Any TRS of ours will pay federal, state and local income tax on its taxable income, and its after-tax net income will be available (but not required) to be distributed to us. We anticipate that the aggregate value of any TRS stock and securities owned by us will be significantly less than 25% of the value of our total assets (including the TRS stock and securities). Furthermore, we will monitor the value of our investments in TRSs for the purpose of ensuring compliance with the rule that no more than 25% of the value of our assets may consist of TRS stock and securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all of our transactions with TRSs for the purpose of ensuring that they are entered into on arm's-length terms in order to avoid incurring the 100% excise tax described above. No assurance, however, can be given that we will be able to comply with the 25% limitation on ownership of TRS stock and securities on an ongoing basis so as to maintain our REIT qualification or avoid application of the 100% excise tax imposed on certain non-arm's-length transactions.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may subject us to federal income tax and reduce distributions to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to be qualified as a REIT. If we cease to be a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders and on the market price of our common stock.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation, or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Risks Related to Our Common Stock

Level of cash distributions, market interest rates and other factors may affect the value of our common stock.

The market value of the equity securities of a REIT is based upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flows for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market's expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock. In addition, the price of our common stock will be influenced by the dividend yield on the common stock relative to market interest rates and the dividend yields of other REITs. An increase in market interest rates, which are currently at low levels relative to historical rates, could cause the market price of our common stock to go down. The trading price of the shares of common stock will also depend on many other factors, which may change from time to time, including:

- the market for similar securities;
- the attractiveness of REIT securities in comparison to the securities of other companies, taking into account, among other things, the higher tax rates imposed on dividends paid by REITs;
- government action or regulation;
- general economic conditions; and
- our financial condition, performance and prospects.

The number of shares of our common stock available for future sale could adversely affect the market price of our common stock and have a dilutive effect to our existing stockholders.

Sales of substantial amounts of shares of our common stock in the public market or the perception that such sales might occur could adversely affect the market price of the shares of our common stock. The vesting of any restricted stock granted to certain directors, executive officers and other employees under our 2010 Equity Incentive Plan, the issuance of our common stock in connection with property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of our common stock. Future sales of shares of our common stock may be dilutive to existing stockholders.

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price you paid for such shares. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- our financial condition, performance, liquidity and prospects;
- actual or anticipated variations in our quarterly operating results or distributions;
- changes in our funds from operations (as defined by NAREIT and discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Annual Report on Form 10-K) or earnings;
- publication of research reports about us or the real estate industry;
- changes in earnings estimates by analysts;
- our ability to meet analysts' earnings estimates;
- increases in market interest rates that lead purchasers of our shares to demand a higher yield;
- changes in market valuations of similar companies;
- adverse market reaction to any additional debt we incur in the future;
- additions or departures of key management personnel;

- the market for similar securities issued by REITs;
- actions by institutional stockholders;
- speculation in the press or investment community;
- our compliance with generally accepted accounting principles;
- our compliance with applicable laws and regulations and the listing requirements of the New York Stock Exchange;
- the realization of any of the other risk factors presented in this Annual Report on Form 10-K; and
- general market, including capital market and real estate market, and economic conditions.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred stock which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

As of December 31, 2011, we had an $80.0 million senior revolving credit facility to finance acquisitions and for working capital requirements with outstanding borrowings of $41.0 million and had total mortgage and term loans payable of approximately $58.3 million. We have agreed to guarantee the obligations of the borrower (a wholly-owned subsidiary) under our senior revolving credit facility and our term loan. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings, including our existing mortgage and term loans payable, will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions and a preference on dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

We may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future.

Our ability to make distributions to our stockholders may be adversely affected by the risk factors described in this Form 10-K. We may not generate sufficient income to make distributions to our stockholders. Our board of directors has the sole discretion to determine the timing, form and amount of any distributions to our stockholders. Our board of directors will make determinations regarding distributions based upon, among other factors, our financial performance, any debt service obligations, any debt covenants, and capital expenditure requirements. Among the factors that could impair our ability to make distributions to our stockholders are:

- our inability to realize attractive risk-adjusted returns on our investments;
- unanticipated expenses or reduced revenues that reduce our cash flow or non-cash earnings; and
- decreases in the value of our industrial properties that we own.

As a result, no assurance can be given that we will be able to make distributions to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will increase or even be maintained over time, any of which could materially and adversely affect the market price of our shares of common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

As of December 31, 2011, we owned 47 buildings aggregating approximately 3.4 million square feet. The properties are located in Los Angeles; Northern New Jersey/New York City; San Francisco Bay Area; Seattle; Miami; and Washington D.C./Baltimore. As of December 31, 2011, the properties were 92.5% leased to 72 tenants, the largest of which accounted for 11.8% of our total annualized base rent. Our focus is on the ownership of several types of industrial real estate, including warehouse/distribution (84.2% of our total portfolio square footage), flex (including light industrial and R&D) (8.7%) and trans-shipment (7.1%). See "Our Investment Strategy – Industrial Facility General Characteristics" in this Annual Report on Form 10-K for a general description of these types of industrial real estate. We target functional buildings in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate. See our "Consolidated Financial Statements, Schedule III-Real Estate Investments and Accumulated Depreciation" in this Annual Report on Form 10-K, for a detailed listing of our properties.

The following table summarizes our investments in real estate as of December 31, 2011:

Market	Number of Buildings	Rentable Square Feet	% of Total Rentable Square Feet	Occupancy Percentage as of December 31, 2011	Annualized Base Rent (000's) [1]	% of Total Annualized Base Rent	Weighted Average Remaining Lease Term (Years) [2]
Los Angeles	4	221,864	6.5%	100.0%	$ 2,337	11.1%	6.2
Northern New Jersey/New York	23	1,591,250	46.6%	91.7%	9,537	45.5%	4.4
San Francisco Bay Area	9	431,866	12.6%	80.5%	3,148	15.0%	4.2
Seattle	3	306,662	9.0%	91.6%	1,457	7.0%	7.5
Miami	6	630,212	18.5%	98.0%	3,275	15.6%	8.9
Washington, D.C./Baltimore	2	233,745	6.8%	100.0%	1,206	5.8%	4.8
Total/Weighted Average	47	3,415,599	100.0%	92.5%	$20,960	100.0%	5.7

1 Annualized base rent is calculated as monthly base rent per the leases, excluding any partial or full rent abatements, as of December 31, 2011, multiplied by 12.

2 Weighted average remaining lease term is calculated by summing the remaining lease term by lease as of December 31, 2011, weighted by the respective square footage.

The following table summarizes the anticipated lease expirations for leases in place at December 31, 2011, without giving effect to the exercise of renewal options or termination rights, if any, at or prior to the scheduled expirations:

Year	Rentable Square Feet [1]	% of Total Rentable Square Feet	Annualized Base Rent (000's) [1,2]	% of Total Annualized Base Rent [1]
2012	72,491	2.1%	$ 908	4.0%
2013	786,976	23.0%	4,384	19.3%
2014	357,000	10.5%	2,683	11.8%
2015	196,319	5.7%	1,759	7.7%
2016	128,423	3.8%	986	4.3%
2017+	1,619,753	47.4%	12,017	52.9%
Total	3,160,962	92.5%	$22,737	100.0%

[1] Includes leases that expire on or after December 31, 2011.
[2] Annualized base rent is calculated as monthly base rent per the leases at expiration, excluding any partial or full rent abatements, as of December 31, 2011, multiplied by 12.

Our industrial properties are typically subject to leases on a "triple net basis," in which tenants pay their proportionate share of real estate taxes, insurance and operating costs, or are subject to leases on a "modified gross basis," in which tenants pay expenses over certain threshold levels. In addition, most of our leases include fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from three to ten years.

As of December 31, 2011, our ten largest tenants by annualized base rent are set forth in the table below:

	Tenant	Leases	Rentable Square Feet	% of Total Rentable Square Feet	Annualized Base Rent (000's) [1]	% of Total Annualized Base Rent
1	YRC Worldwide	3	182,803	5.4%	$ 2,463	11.8%
2	H.D. Smith Wholesale Drug Company	1	211,418	6.2%	1,949	9.3%
3	Home Depot	1	413,092	12.1%	1,889	9.0%
4	Precision Custom Coatings	1	208,000	6.1%	1,637	7.8%
5	Miami International Freight Solutions	1	166,220	4.9%	956	4.6%
6	Banah International Group	1	301,983	8.8%	906	4.3%
7	FedEx Corporation	1	72,808	2.1%	852	4.1%
8	International Paper Company	1	137,872	4.0%	680	3.2%
9	Maines Paper & Food Service	1	98,745	2.9%	636	3.0%
10	Duro Bag Manufacturing Company	1	120,948	3.5%	615	2.9%
	Total	12	1,913,889	56.0%	$12,583	60.0%

[1] Annualized base rent is calculated as monthly base rent per the leases, excluding any partial or full rent abatements, as of December 31, 2011, multiplied by 12.

As of December 31, 2011, four of our 24 properties were encumbered by mortgage loans payable totaling approximately $38.3 million which bear interest at a weighted average fixed annual rate of 5.36%.

Item 3. Legal Proceedings.

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Our Common Stock and Related Stockholder Matters.

Market Information

Our shares of common stock commenced trading on the New York Stock Exchange (the "NYSE") under the symbol "TRNO" on February 10, 2010. The following table sets forth, for the indicated periods, the high and low closing prices for our common stock, as reported on the NYSE:

	High	Low	Dividend
First Quarter 2011	$18.60	$16.55	$0.10
Second Quarter 2011	17.05	16.22	0.10
Third Quarter 2011	17.04	12.83	0.10
Fourth Quarter 2011	15.74	11.42	0.10
	High	**Low**	**Dividend**
First Quarter 2010 (February 10, 2010 through March 31, 2010)	$19.73	$18.52	$—
Second Quarter 2010	19.90	17.34	—
Third Quarter 2010	18.24	17.33	—
Fourth Quarter 2010	18.50	17.75	—

As of February 17, 2012, there were approximately 3,300 holders of record of shares of our common stock. This number does not include stockholders for which shares are held in "nominee" or "street" name.

Distribution Policy

In 2011, we made quarterly distributions to holders of shares of our common stock and we intend to continue to pay regular quarterly distributions when, as and if authorized by our board of directors and declared by us. Our ability to make distributions to our stockholders also will depend on our levels of retained cash flows, which we intend to use as a source of investment capital. In order to qualify for taxation as a REIT, we must distribute to our stockholders an amount at least equal to:

(i) 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain); plus

(ii) 90% of the excess of our after-tax net income, if any, from foreclosure property over the tax imposed on such income by the Code; less

(iii) the sum of certain items of non-cash income.

Generally, we expect to distribute 100% of our REIT taxable income so as to avoid the income and excise tax on undistributed REIT taxable income. However, we cannot assure you as to our ability to sustain those distributions.

The timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors, including:

- actual results of operations;
- our level of retained cash flows;
- any debt service requirements;
- capital expenditure requirements for our properties;

- our taxable income;
- the annual distribution requirement under the REIT provisions of the Code;
- our operating expenses;
- restrictions on the availability of funds under Maryland law; and
- other factors that our board of directors may deem relevant.

In addition, our senior revolving credit facility and our term loan have a covenant limiting our maximum REIT distribution paid to a percentage of our funds from operations before acquisition costs of 110% in fiscal 2010, 100% in fiscal 2011 and 95% in fiscal years thereafter (subject to distribution payments necessary to preserve our REIT status). To the extent that, in respect of any calendar year, cash available for distribution is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable share distribution or distribution of debt securities. Income as computed for purposes of the tax rules described above will not necessarily correspond to our income as determined for financial reporting purposes.

Distributions to our stockholders generally are taxable to our stockholders as ordinary income; however, because a significant portion of our investments are equity ownership interests in industrial properties, which generate depreciation and other non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital, although our current intention is to limit the level of such return of capital.

The following table sets forth the cash dividends paid or payable during the year ended December 31, 2011:

For the Three Months Ended	Dividend per Share	Declaration Date	Record Date	Date Paid
March 31, 2011	$0.10	February 17, 2011	April 5, 2011	April 19, 2011
June 30, 2011	$0.10	May 18, 2011	July 6, 2011	July 20, 2011
September 30, 2011	$0.10	August 11, 2011	October 6, 2011	October 20, 2011
December 31, 2011	$0.10	November 8, 2011	January 6, 2012	January 20, 2012

Performance Graph

The following graph compares the change in the cumulative total stockholder return on our common stock during the period from February 10, 2010 (the first day our stock began trading on the NYSE) to December 31, 2011 with the cumulative total return of the Standard and Poor's 500 Stock Index, the MSCI U.S. REIT Index and the FTSE NAREIT Equity Industrial Index. The return shown on the graph is not necessarily indicative of future performance. The comparison assumes that $100 was invested on February 10, 2010 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.


180.00
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Terreno Realty Corporation
S&P 500 Index - Total Returns
FTSE NAREIT Equity Industrial Index
MSCI US REIT Index

The performance graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the Company specifically incorporates it by reference into such filing.

Item 6. Selected Financial Data.

The following table sets forth selected financial data derived from our audited consolidated financial statements as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010 and should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report on Form 10-K beginning on page F-1 (dollars in thousands, except share and per share amounts):

	For the Year Ended December 31, 2011	*Period from February 16, 2010 (Commencement of Operations) to December 31, 2010*
Operating Data		
Total revenues	$ 17,502	$ 4,031
Net loss available to common stockholders	(3,729)	(5,390)
Basic and Diluted net loss available to common stockholders per share	(0.41)	(0.59)
Dividends declared per common share	0.40	—
Basic and Diluted Weighted Average Common Shares Outstanding	9,161,805	9,112,000
Other Data		
Funds from operations [1]	$ 1,056	$ (4,209)
Basic and diluted FFO per common share [1]	0.12	(0.46)
Cash flows provided by (used in):		
Operating activities	2,149	(2,019)
Investing activities	(105,884)	(116,581)
Financing activities	49,731	175,852
Balance Sheet Data		
Investments in real estate at cost	$ 264,584	$ 136,363
Total assets	267,049	194,382
Total debt	99,315	17,676
Total stockholders' equity	159,011	165,499

1 See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures," in this Annual Report on Form 10-K for a reconciliation to net loss and a discussion of why we believe FFO is a useful supplemental measure of operating performance, ways in which investors might use FFO when assessing our financial performance, and FFO's limitations as a measurement tool.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion in conjunction with the sections of this Annual Report on Form 10-K entitled "Risk Factors", "Forward-Looking Statements", "Business" and our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

We acquire, own and operate industrial real estate located in six major coastal U.S. markets: Los Angeles; Northern New Jersey/New York City; San Francisco Bay Area; Seattle; Miami; and Washington, D.C./ Baltimore. We invest in several types of industrial real estate, including warehouse/distribution, flex (including light industrial and R&D) and trans-shipment. We target functional buildings in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate. As of December 31, 2011, we owned a total of 47 buildings aggregating approximately 3.4 million square feet, which we purchased for an aggregate purchase price of approximately $253.0 million, including the assumption of mortgage loans payable of approximately $39.5 million, which includes mortgage premiums of approximately $0.8 million. We are an internally managed Maryland corporation and elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2010.

Our Investment Strategy

We invest in industrial properties located in six major coastal U.S. markets: Los Angeles; Northern New Jersey/New York City; San Francisco Bay Area; Seattle; Miami; and Washington, D.C./Baltimore. We invest in several types of industrial real estate, including warehouse/distribution, flex (including light industrial and R&D) and trans-shipment. We target functional buildings in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate.

We selected our target markets by drawing upon the experiences of our management team investing and operating in over 50 global industrial markets located in North America, Europe and Asia and in anticipation of trends in logistics patterns resulting from population changes, regulatory and physical constraints, potential long term increases in carbon prices and other factors. We believe that our target markets have attractive long term investment attributes. We target assets with characteristics that include, but are not limited to, the following:

- Located in high population coastal markets;
- Close proximity to transportation infrastructure (such as sea ports, airports, highways and railways);
- Situated in supply-constrained submarkets with barriers to new industrial development, as a result of physical and/or regulatory constraints;
- Functional and flexible layout that can be modified to accommodate single and multiple tenants;
- Acquisition price at a discount to the replacement cost of the property;
- Potential for enhanced return through re-tenanting or operational and physical improvements; and
- Opportunity for higher and better use of the property over time.

In general, we prefer to utilize local third party property managers for day-to-day property management. We believe outsourcing property management is cost effective and provides us with operational flexibility. We currently manage four of our properties directly and may directly manage other properties in the future if we determine such direct property management is in our best interest.

We have no current intention to acquire undeveloped industrial land or to pursue ground up development. However, we may pursue redevelopment opportunities of properties that we own.

We expect that we will continue to acquire the significant majority of our investments as equity interests in individual properties or portfolios of properties. We may also acquire industrial properties through the acquisition of other corporations or entities that own industrial real estate. We will opportunistically target investments in debt secured by industrial real estate that would otherwise meet our investment criteria with the intention of ultimately acquiring the underlying real estate. We currently do not intend to target specific percentages of holdings of particular types of industrial properties. This expectation is based upon prevailing market conditions and may change over time in response to different prevailing market conditions.

The properties we acquire may be stabilized (fully leased) or unstabilized (have near term lease expirations or be partially or fully vacant).

2011 Developments

Acquisition Activity

During the year ended December 31, 2011, we acquired 14 industrial buildings containing approximately 1.1 million square feet for a total purchase price of approximately $118.7 million. The properties were acquired from unrelated third parties using existing cash on hand, net of assumed mortgage loans payable of approximately $21.6 million, which includes mortgage premiums of approximately $0.1 million, and borrowings on our term loan and credit facility. The following table sets forth the wholly-owned industrial properties we acquired during the year ended December 31, 2011:

Property Name	Location	Acquisition Date	Number of Buildings	Square Feet	Purchase Price (in thousands)[1]
Dorsey	Jessup, MD	March 25, 2011	1	135,000	$ 5,800
Belleville	Kearny, NJ	May 20, 2011	1	211,418	32,600
630 Glasgow	Inglewood, CA	June 2, 2011	1	27,505	4,100
8730 Bollman	Savage, MD	June 24, 2011	1	98,745	7,500
Dell	Carlstadt, NJ	June 28, 2011	1	27,410	7,725
70th Avenue	Miami, FL	June 28, 2011	1	35,000	4,000
19601 Hamilton	Torrance, CA	July 20, 2011	1	72,808	12,350
39th Street	Doral, FL	August 19, 2011	1	40,000	4,400
620 Division	Elizabeth, NJ	October 7, 2011	1	150,348	10,350
48th Avenue	Miami Gardens, FL	December 15, 2011	2	57,682	7,200
Clawiter	Hayward, CA	December 15, 2011	1	33,842	7,625
Valley Corporate	Kent, WA	December 30, 2011	2	168,790	15,025
Total			14	1,058,548	$118,675

1 Excludes intangible liabilities and assumed mortgage premiums totaling approximately $0.5 million. The total aggregate investment was approximately $119.2 million.

Term Loan

On August 23, 2011, we entered into a $10.1 million senior secured term loan agreement that matures on February 22, 2013 (the "Term Loan"). On December 29, 2011 we entered into an amendment to the Term Loan to increase the borrowings on the Term Loan to $20.1 million as described under the heading "Liquidity and Capital Resources" in this Annual Report on Form 10-K.

Mortgage Loans

During the year ended December 31, 2011, we assumed two mortgage loans payable totaling approximately $21.6 million, including mortgage premiums of approximately $0.1 million. These mortgage loans bear interest at a weighted average fixed annual interest rate of approximately 5.51% and mature in 2015 and 2021, respectively.

Distribution Activity

The following table sets forth the cash dividends paid or payable per share during the year ended December 31, 2011:

For the Three Months Ended	Dividend per Share	Declaration Date	Record Date	Date Paid
March 31, 2011	$0.10	February 17, 2011	April 5, 2011	April 19, 2011
June 30, 2011	$0.10	May 18, 2011	July 6, 2011	July 20, 2011
September 30, 2011	$0.10	August 11, 2011	October 6, 2011	October 20, 2011
December 31, 2011	$0.10	November 8, 2011	January 6, 2012	January 20, 2012

Leasing Activity

On December 6, 2011 we entered into a lease renewal of approximately 138,000 square feet at one of our industrial buildings located in Kent, Washington, which was 100% leased as of December 31, 2011. On December 20, 2011, we entered into a lease of approximately 166,000 square feet at our industrial building located in Miami Lakes, Florida, which was approximately 94% leased as of December 31, 2011. The lease includes an expansion option exercisable within 13 months for an additional approximately 24,000 square feet. On December 30, 2011, we entered into a lease of approximately 302,000 square feet at our industrial building located in Hialeah, Florida, which was 100% leased as of December 31, 2011. On December 30, 2011 we entered into a lease of approximately 75,000 square feet at our industrial building located in Jessup, Maryland, which was 100% leased as of December 31, 2011.

We executed new or renewal leases for a total of approximately 761,000 square feet during the fourth quarter of 2011, which represented approximately 22% of our total rentable square feet as of December 31, 2011. Collectively, our properties were approximately 92.5% leased to 72 tenants as of December 31, 2011, which is an increase from our occupancy of approximately 70.6% as of December 31, 2010. The number of square feet under leases that we anticipate will expire in 2012 was reduced to a total representing approximately 2% of our total rentable square feet as of December 31, 2011.

Recent Developments

Public Follow-on Offering

On January 13, 2012, we completed a public follow-on offering of 4,000,000 shares of our common stock at a price per share of $14.25. 93,000 shares were sold in the offering to our executive and senior officers and our board of directors. No underwriting discount or commission was paid on such shares. On February 13, 2012, we sold an additional 61,853 shares of our common stock at a price per share of $14.25 upon the exercise by the underwriters of their option to purchase additional shares. We estimate that the net proceeds of the offering were approximately $54.7 million after deducting the underwriting discount of approximately $2.8 million and other estimated offering expenses of approximately $0.4 million. We used approximately $41.0 million of the net proceeds to repay outstanding borrowings under our senior revolving credit facility on January 13, 2012 and intend to use the remainder of the net proceeds to invest in industrial properties and for general business purposes.

Amendments to Our Senior Revolving Credit Facility

On January 19, 2012, we entered into a Second Amendment to Amended and Restated Senior Revolving Credit Agreement (the "Amended Facility") with KeyBank National Association, as administrative agent and as a lender and the other lenders thereunder, which provides for certain modifications to our $80.0 million revolving credit facility. The Amended Facility extends the maturity date to January 19, 2015 and provides for one 12-month extension option exercisable by us, subject among other things, to there being an absence of an event of default under the Amended Facility and to our payment of an extension fee. The amendment provides that outstanding borrowings are limited to the lesser of $80.0 million and 60% of the value of the borrowing base properties (50% prior to the amendment). Interest on the Amended Facility will continue to generally be paid based upon, at our option, either (i) LIBOR plus the applicable LIBOR margin or (ii) the applicable base rate which is the greater of the administrative agent's prime rate plus 1.00%, 0.50% above the federal funds effective rate, or thirty-day LIBOR plus the applicable LIBOR margin for LIBOR rate loans under the Amended Facility. The applicable LIBOR margin will range from 2.50% to 3.50% (3.00% to 4.25% prior to the amendment) depending on the ratio of our outstanding consolidated indebtedness to the value of our consolidated gross asset value. The Amended Facility requires payment of an annual unused facility fee in an amount equal to 0.25% or 0.35% depending on the unused portion of the credit facility. We will continue to guarantee the obligations of the borrower (a wholly-owned subsidiary) under the Amended Facility.

Secured Financing

On January 30, 2012 we entered into a $20.0 million non-recourse mortgage loan at a fixed annual interest rate of 3.79% that matures on February 5, 2019. The mortgage loan is secured by five of our properties aggregating approximately 442,000 square feet. A portion of these proceeds were used to pay down the Term Loan.

Contractual Commitments

Subsequent to December 31, 2011, we entered into two contracts with third-party sellers to acquire two industrial properties as described under the heading "Contractual Obligations" in this Annual Report on Form 10-K. There is no assurance that we will acquire the properties under contract because the proposed acquisitions are subject to the completion of satisfactory due diligence, various closing conditions and the consent of the mortgage lender.

Distribution Activity

On February 21, 2012, our board of directors authorized us to declare a cash dividend in the amount of $0.10 per share of our common stock payable on April 19, 2012 to the stockholders of record as of the close of business on April 5, 2012.

Outlook

We believe that industrial rents have generally stopped falling in our markets and, in some cases, are rising modestly. With national availability likely ending 2011 at above 13%, we believe it will take time before the broader markets exhibit significant rent growth. We see a growing set of acquisition opportunities. In the intermediate term we expect to seek to grow our assets to levels that will allow us to optimize our operating efficiency, increase our shareholder liquidity and position us to achieve an investment grade credit rating to broaden our debt financing options. We believe the long-term operating results from our functional, infill coastal assets combined with sound balance sheet management and our strong corporate governance and exceptionally aligned executive management compensation will benefit our shareholders over time.

The primary source of our operating revenues and earnings is rents received from tenants under operating leases at our properties, including reimbursements from tenants for certain operating costs. We seek long-term earnings growth primarily through increasing rents and operating income at existing properties and acquiring properties in our six target markets. We intend to seek to grow our portfolio by utilizing one or more of cash on hand, future borrowings under our credit facility, future sales of common or preferred equity and future placements of secured or unsecured debt. In the first two months of 2012, we have completed a public follow-on offering of our common stock, amended our credit facility, entered into a secured financing and entered into two contracts to acquire two industrial properties, all as described in this Annual Report on Form 10-K.

Inflation

Although the U.S. economy has been experiencing relatively flat inflation rates recently, and a wide variety of industries and sectors are affected differently by changing commodity prices, inflation has not had a significant impact on us in our markets of operation. Most of our leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. In addition, approximately 45.1% our outstanding leases expire within five years which enables us to seek to replace existing leases with new leases at the then-existing market rate.

Financial Condition and Results of Operations

We commenced operations upon the completion of our initial public offering and a concurrent private placement on February 16, 2010. We derive substantially all of our revenues from rents received from tenants under existing leases on each of our properties. These revenues include fixed base rents and recoveries of expenses that we have incurred and that we pass through to the individual tenants.

Our primary cash expenses consist of our property operating expenses, which include: real estate taxes; repairs and maintenance; management expenses; insurance; utilities; general and administrative expenses, which include payroll, office expenses, professional fees and other administrative expenses; acquisition costs, which include third-party costs paid to brokers and consultants; and interest expense, primarily on mortgage loans, term loans and our revolving credit facility.

Our consolidated results of operations often are not comparable from period to period due to the impact of property acquisitions at various times during the course of such periods. The results of operations of any acquired property are included in our financial statements as of the date of its acquisition.

Comparison of the Year Ended December 31, 2011 to the Period from February 16, 2010 (Commencement of Operations) to December 31, 2010

The majority of the changes in our statements of operations line items for the year ended December 31, 2011 compared to the period from February 16, 2010 (commencement of operations) to December 31, 2010 are related to property acquisitions that occurred at various times during the course of 2010 and 2011. In addition, certain of such changes were the result of 2011 consisting of a full year of operations compared to 2010 consisting of a shorter operating period.

Revenues. Total revenues increased by approximately $13.5 million to $17.5 million for the year ended December 31, 2011 from $4.0 million for the period from February 16, 2010 (commencement of operations) to December 31, 2010. This increase is due primarily to property acquisitions during 2010 and 2011. In addition, for the quarter and year ended December 31, 2011, approximately $0.1 million and $0.9 million, respectively, was recorded in straight-line rental revenues related to contractual rent abatements given to certain tenants.

Property operating expenses. Property operating expenses increased by approximately $5.0 million to $6.3 million for the year ended December 31, 2011 from $1.3 million for the period from February 16, 2010 (commencement of operations) to December 31, 2010. This increase is due primarily to property acquisitions during 2010 and 2011.

Depreciation and amortization. Depreciation and amortization increased by approximately $3.6 million to $4.9 million for the year ended December 31, 2011 from $1.3 million for the period from February 16, 2010 (commencement of operations) to December 31, 2010. This increase is due to property acquisitions during 2010 and 2011.

General and administrative expenses. General and administrative expenses increased by approximately $1.3 million to $5.4 million for the year ended December 31, 2011 from $4.1 million for the period from February 16, 2010 (commencement of operations) to December 31, 2010. This increase was driven primarily by our having a full year of expenses for the year ended December 31, 2011 compared to the shorter period from February 16, 2010 (commencement of operations) to December 31, 2010.

Acquisition costs. Acquisition costs decreased by approximately $0.3 million to $2.0 million for the year ended December 31, 2011 from $2.3 million for the period from February 16, 2010 (commencement of operations) to December 31, 2010. This decrease is due to a lower volume of property acquisitions during the year ended December 31, 2011 compared to the period from February 16, 2010 (commencement of operations) to December 31, 2010.

Interest expense, including amortization. Interest expense increased by approximately $2.1 million to $2.6 million for the year ended December 31, 2011 from $0.5 million for the period from February 16, 2010 (commencement of operations) to December 31, 2010. This increase is due primarily to the assumption of $39.5 million in mortgage loans payable during 2010 and 2011, as well as borrowings on the credit facility and Term Loan in 2011.

As a result of the above, net loss decreased by approximately $1.7 million to $3.7 million for the year ended December 31, 2011 compared to a net loss of $5.4 million for the period from February 16, 2010 (commencement of operations) to December 31, 2010.

Liquidity and Capital Resources

The primary objective of our financing strategy is to maintain financial flexibility with a conservative capital structure using retained cash flows, long-term debt and the issuance of common and perpetual preferred stock to finance our growth. Over the long-term, we intend to:

- limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding perpetual preferred stock to less than 40% of our total enterprise value;
- maintain a fixed charge coverage ratio in excess of 2.0x;
- limit the principal amount of our outstanding floating rate debt to less than 20% of our total consolidated indebtedness; and
- have staggered debt maturities that are aligned to our expected average lease term (5-7 years), positioning us to re-price parts of our capital structure as our rental rates change with market conditions.

We intend to preserve a flexible capital structure with a long-term goal to obtain an investment grade rating and be in a position to issue unsecured debt and perpetual preferred stock. Prior to attaining an investment grade rating, we intend to primarily utilize non-recourse debt secured by individual properties or pools of properties with a targeted maximum loan-to-value of 65% at the time of financing, or recourse bank term loans and credit facilities. We may also assume debt in connection with property acquisitions which may have a higher loan-to-value.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under our credit facility. We believe that our net cash provided by operations will be adequate to fund operating requirements, pay interest on any borrowings and fund distributions in accordance with the REIT requirements of the federal income tax laws. In the near-term, we intend to fund future investments in properties with term loans, mortgages and borrowings under our credit facility. We expect to meet our long-term liquidity requirements, including with respect to other investments in industrial properties, property acquisitions and scheduled debt maturities, through borrowings under our credit facility, periodic issuances of common stock, perpetual preferred stock, and long-term secured and unsecured debt, and, in the future, with proceeds from the disposition of properties. The success of our acquisition strategy may depend, in part, on our ability to obtain and borrow under our credit facility and to access additional capital through issuances of equity and debt securities.

On January 13, 2012, we completed a public follow-on offering of 4,000,000 shares of our common stock at a price per share of $14.25. On February 13, 2012, we sold an additional 61,853 shares of our common stock at a price per share of $14.25 upon the exercise by the underwriters of their option to purchase additional shares. We estimate that the net proceeds of the offering, after deducting the underwriting discount and estimated offering costs, were approximately $54.7 million. We used approximately $41.0 million of the net proceeds to repay outstanding borrowings under our senior revolving credit facility on January 13, 2012 and intend to use the remainder of the net proceeds to invest in industrial properties and for general business purposes.

As of December 31, 2011, our market equity capitalization was as follows:

	Market Equity Capitalization as of December 31, 2011		
Security	Shares Outstanding[1]	Market Price [2]	Market Value
Common Stock	9,308,670	$ 15.14	$140,933,264

1 Includes 133,526 shares of unvested restricted stock

2 Closing price of our shares of common stock on the New York Stock Exchange on December 31, 2011 in dollars per share

We have an $80.0 million credit facility. The amount available under our credit facility may be increased up to $150.0 million, subject to the approval of the administrative agent and the identification of lenders willing to make available additional amounts. Interest on our credit facility will generally be paid based upon, at our option, either (i) LIBOR plus the applicable LIBOR margin or (ii) the applicable base rate which is the greater of the administrative agent's prime rate plus 1.00%, 0.50% above the federal funds effective rate, or thirty-day LIBOR plus the applicable LIBOR margin for LIBOR rate loans under our credit facility. Prior to our entering into an amendment to our credit facility on January 19, 2012, the credit facility provided that (i) the applicable margin ranged from 3.00% to 4.25% (3.00% as of December 31, 2011) depending on the ratio of our outstanding consolidated indebtedness to the value of our consolidated gross asset value, (ii) outstanding borrowings under our credit facility were limited to the lesser of $80.0 million or 50% of the value of the borrowing base properties and (iii) we pay an annual unused facility fee in an amount equal to 0.35% or 0.50% depending on the unused portion of the credit facility. On January 19, 2012, we entered into the Amended Facility, which (i) extends the maturity date of our credit facility to January 19, 2015 and provides for one 12-month extension option exercisable by us, subject, among other things, to there being an absence of an event of default under the Amended Facility and to our payment of an extension fee, (ii) modifies the applicable LIBOR margin to range from 2.50% to 3.50% depending on the ratio of our outstanding consolidated indebtedness to the value of our consolidated gross asset value, (iii) provides that outstanding borrowings under our Amended Facility are limited to the lesser of $80.0 million or 60% of the value of the borrowing base properties and (iv) provides that we pay an annual unused facility fee in an amount equal to 0.25% or 0.35% depending on the unused portion of the Amended Facility. Our unused facility fee was $359,000 and $197,000, respectively, for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010. Our credit facility includes a series of financial and other covenants requiring, among other things, the maintenance of maximum leverage ratios and minimum fixed coverage ratios that we must comply with in order to borrow under the credit facility. We have agreed to guarantee the obligations of the borrower (a wholly-owned subsidiary) under our credit facility. As of December 31, 2011, there were $41.0 million of borrowings outstanding and ten properties were in the borrowing base under our credit facility. We were in compliance with our financial covenants under the credit facility at December 31, 2011 and December 31, 2010.

In addition, we have a $20.1 million Term Loan that matures on February 22, 2013. Interest on the Term Loan will generally be based upon, at our option, either (i) LIBOR plus 3.50% or (ii) the applicable base rate which is the greater of the administrative agent's prime rate plus 1.00%, 0.50% above the federal funds effective rate, or thirty-day LIBOR plus 3.50% for LIBOR rate loans under the Term Loan. The Term Loan includes a series of financial and other covenants that are similar to the covenants in the credit facility. We have agreed to guarantee the obligations of the borrower (a wholly-owned subsidiary) under the Term Loan. We were in compliance with its financial covenants at December 31, 2011.

As of December 31, 2011 and 2010, we had outstanding mortgage loans payable of approximately $38.3 million and $17.7 million, respectively, and held cash and cash equivalents totaling approximately $3.2 million and $57.3 million, respectively.

The following table summarizes our debt maturities, principal payments, capitalization ratios, EBITDA, Adjusted EBITDA, interest coverage and debt ratios as of and for the year ended December 31, 2011 (dollars in thousands):

	Credit Facility	Term Loan Payable	Mortgage Loans Payable	Total Debt
2012	$ —	$ —	$ 1,128	$ 1,128
2013	41,000	20,050	1,195	62,245
2014	—	—	1,265	1,265
2015	—	—	20,346	20,346
2016	—	—	682	682
Thereafter	—	—	13,038	13,038
Subtotal	41,000	20,050	37,654	98,704
Unamortized net premiums	—	—	611	611
Total	$41,000	$20,050	$38,265	$99,315
Weighted Average Interest Rate	3.3%	3.8%	5.4%	4.2%
Total Debt-to-Total Investments in Properties [1]				37.5%
Total Debt-to-Total Market Capitalization [2]				41.3%
Floating Rate Debt as a % of Total Debt				61.5%
EBITDA [3]				$ 3,782
Adjusted EBITDA [4]				$ 6,965
Interest Coverage [5]				2.7 x
Total Debt-to-Adjusted EBITDA [6]				8.8 x
Weighted Average Maturity (years)				3.0

1 Total debt-to-total investments in properties is calculated as total debt, including premiums, divided by total investments in properties as of December 31, 2011.

2 Total debt-to-total market capitalization is calculated as total debt, including premiums, divided by market equity capitalization plus total debt, including premiums, as of December 31, 2011.

3 Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the year ended December 31, 2011. EBITDA for such period includes acquisition costs of approximately $2.0 million. See "Non-GAAP Financial Measures" in this Annual Report on Form 10-K for a reconciliation of EBITDA from net loss available to common stockholders and a discussion of why we believe EBITDA is a useful supplemental measure of our operating performance.

4 Earnings before interest, taxes, depreciation and amortization, acquisition costs and stock-based compensation ("Adjusted EBITDA") for the year ended December 31, 2011. See "Non-GAAP Financial Measures" in this Annual Report on Form 10-K for a reconciliation of Adjusted EBITDA from net loss available to common stockholders and a discussion of why we believe Adjusted EBITDA is a useful supplemental measure of our operating performance.

5 Interest coverage is calculated as Adjusted EBITDA divided by interest expense, including amortization. See "Non-GAAP Financial Measures" in this Annual Report on Form 10-K for a reconciliation of Adjusted EBITDA from net loss available to common stockholders and a discussion of why we believe Adjusted EBITDA is a useful supplemental measure of our operating performance.

6 Total debt-to-Adjusted EBITDA is calculated as total debt, including premiums, divided by annualized Adjusted EBITDA. See "Non-GAAP Financial Measures" in this Annual Report on Form 10-K for a reconciliation of Adjusted EBITDA from net loss available to common stockholders and a discussion of why we believe Adjusted EBITDA is a useful supplemental measure of our operating performance.

The following table sets forth the cash dividends paid or payable per share during the year ended December 31, 2011. No dividends were paid during the period from February 16, 2010 (commencement of operations) to December 31, 2010:

For the Three Months Ended	Dividend per Share	Declaration Date	Record Date	Date Paid
March 31, 2011	$0.10	February 17, 2011	April 5, 2011	April 19, 2011
June 30, 2011	$0.10	May 18, 2011	July 6, 2011	July 20, 2011
September 30, 2011	$0.10	August 11, 2011	October 6, 2011	October 20, 2011
December 31, 2011	$0.10	November 8, 2011	January 6, 2012	January 20, 2012

Sources and Uses of Cash

Our principal sources of cash are cash from operations, borrowings under mortgage and term loans payable and draws on our credit facility. Our principal uses of cash are asset acquisitions, debt service, capital expenditures, operating costs and corporate overhead costs.

Cash From Operating Activities. Net cash provided by (used in) operating activities totaled approximately $2.1 million for the year ended December 31, 2011 compared to approximately ($2.0 million) for the period from February 16, 2010 (commencement of operations) to December 31, 2010. This increase in cash provided by operating activities is attributable to higher cash flows from property acquisitions during 2010 and 2011 and a full year of operations during the year ended December 31, 2011, offset by increased payments for prepaid insurance costs.

Cash From Investing Activities. Net cash used in investing activities was $105.9 million and $116.6 million, respectively, for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010, which consists primarily of property acquisitions of $96.9 million and $116.1 million, respectively, net of assumed mortgage loans payable.

Cash From Financing Activities. Net cash provided by financing activities was $49.7 million and $175.9 million, respectively, for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010, which consists for the year ended December 31, 2011 primarily of borrowings on the credit facility and Term Loan, offset by scheduled debt principal payments, the payment of the $7.0 million deferred underwriting fee that the underwriters agreed to defer at the time of our initial public offering, and dividend payments of $2.8 million, and for the period from February 16, 2010 (commencement of operations) to December 31, 2010 primarily of $176.9 million in proceeds, net of issuance costs paid of $5.1 million, from our initial public offering of our common stock and the concurrent private placement and financing costs.

Critical Accounting Policies

Below is a discussion of the accounting policies that we believe are critical. We consider these policies critical because they require estimates about matters that are inherently uncertain, involve various assumptions and require significant management judgment, and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Applying different estimates or assumptions may result in materially different amounts reported in our financial statements.

Property Acquisitions. Upon acquisition of a property, we estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements) and intangible assets and liabilities (consisting of the above and below market leases and the origination value of all in-place leases). We determine fair values using replacement cost, estimated cash flow projections and other valuation techniques and applying appropriate discount and capitalization rates based on available market information. Mortgage loans assumed in connection with acquisitions are recorded at their fair value using current market interest rates for similar debt at the date of acquisition.

The fair value of the tangible assets is based on the value of the property as if it were vacant. Land values are derived from current comparative sales values, when available, or management's estimates of the fair value based on market conditions and the experience of our management team. Building values are calculated as replacement cost less depreciation or management's estimates of the fair value of these assets using discounted cash flows analyses or similar methods. The fair value of the above and below market leases is based on the present value of the difference between the contractual amounts to be received pursuant to the acquired leases (using a discount rate that reflects the risks associated with the acquired leases) and our estimate of the current market lease rates measured over a period equal to the remaining term of the leases when there is not a bargain renewal option. The capitalized values of above market leases and below market leases are amortized to rental revenue over the remaining term of the respective leases. The origination value of in-place leases is based on costs to execute similar leases including commissions and other related costs. The origination value of in-place leases also includes real estate taxes, insurance and an estimate of lost rent revenue at market rates during the estimated time required to lease up the property from vacant to the occupancy level at the date of acquisition.

Impairment. Carrying values for financial reporting purposes are reviewed for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. The intended use of an asset, either held for sale or held for use, can significantly impact how impairment is measured. If an asset is intended to be held for use, the impairment analysis is based on a two-step test. The first test measures estimated expected future cash flows over the holding period, including a residual value (undiscounted and without interest charges), against the carrying value of the property. If the asset fails the test, then the asset carrying value is measured against the lower of cost or the present value of expected cash flows over the expected hold period. An impairment charge to earnings is recognized for the excess of the asset's carrying value over the lower of cost or the present values of expected cash flows over the expected hold period. If an asset is intended to be sold, impairment will be determined using the estimated fair value less costs to sell. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions, among other things, regarding current and future economic and market conditions and the availability of capital. We determine the estimated fair values based on our assumptions regarding rental rates, lease-up and holding periods, as well as sales prices. When available, current market information is used to determine capitalization and rental growth rates. If available, current comparative sales values may also be used to establish fair value. When market information is not readily available, the inputs are based on our understanding of market conditions and the experience of the management team. Actual results could differ significantly from our estimates. The discount rates used in the fair value estimates will represent a rate commensurate with the indicated holding period with a premium layered on for risk.

Revenue Recognition. We record rental revenue from operating leases on a straight-line basis over the term of the leases and maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. If tenants fail to make contractual lease payments that are greater than our allowance for doubtful accounts, security deposits and letters of credit, then we may have to recognize additional doubtful account charges in future periods. We monitor the liquidity and creditworthiness of our tenants on an on-going basis by reviewing their financial condition periodically as appropriate. Each period we review our outstanding accounts receivable, including straight-line rents, for doubtful accounts and provide allowances as needed. We also record lease termination fees when a tenant has executed a definitive termination agreement with us and the payment of the termination fee is not subject to any conditions that must be met or waived before the fee is due to us. If a tenant remains in the leased space following the execution of a definitive termination agreement, the applicable termination fees are deferred and recognized over the term of such tenants' occupancy.

Income Taxes. We elected to be taxed as a REIT under the Code and operate as such beginning with our taxable year that ended on December 31, 2010. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles, or GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe we are organized and operate in such a manner as to qualify for treatment as a REIT.

Stock-Based Compensation. We follow the provisions of ASC 718, *Compensation-Stock Compensation,* to account for our stock-based compensation plan, which requires that the compensation cost relating to stock-based payment transactions be recognized in the financial statements and that the cost be measured on the fair value of the equity or liability instruments issued. We have adopted the 2010 Equity Plan, which provides for the grant of restricted stock awards, performance share awards, unrestricted shares or any combination of the foregoing. Stock-based compensation is recognized as a general and administrative expense in the financial statements and measured at the fair value of the award on the date of grant. We estimate the forfeiture rate based on historical experience as well as expected behavior. The amount of the expense may be subject to adjustment in future periods depending on the specific characteristics of the stock-based award.

In addition, we have awarded long-term incentive target awards to our executives that are payable in shares of our common stock after the conclusion of each pre-established performance measurement period. The amount that may be earned under the long-term incentive plan is variable depending on the relative total shareholder return of our stock as compared to the total shareholder return of the MSCI U.S. REIT Index and the FTSE NAREIT Equity Industrial Index over the pre-established performance measurement period. We estimate the fair value of the long-term incentive target awards using a Monte Carlo simulation model on the date of grant. These awards are recognized as compensation expense over the requisite period based on the fair value of the award at the balance sheet date.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations

Subsequent to December 31, 2011, we entered into two contracts with third-party sellers to acquire two industrial properties consisting of two buildings located in the Washington D.C./Baltimore market. The properties aggregate approximately 135,000 square feet for a purchase price of approximately $12.8 million. There is no assurance that we will acquire the properties under contract because the proposed acquisitions are subject to the completion of satisfactory due diligence, various closing conditions and the consent of the mortgage lender.

The following table summarizes our contractual obligations due by period as of December 31, 2011 (dollars in thousands):

Contractual Obligations	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt	$ 1,128	$63,510	$21,028	$13,038	$ 98,704
Debt Interest Payments	1,988	3,774	2,404	2,877	11,043
Purchase Obligations	12,760	—	—	—	12,760
Total	$15,876	$67,284	$23,432	$15,915	$122,507

Non-GAAP Financial Measures

We use the following non-GAAP financial measures that we believe are useful to investors as a key supplemental measure of our operating performance: funds from operations, or FFO, EBITDA and Adjusted EBITDA. FFO, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. Further, our computation of FFO, EBITDA and Adjusted EBITDA may not be comparable to FFO, EBITDA and Adjusted EBITDA reported by other companies.

We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"), which defines FFO as net income (loss) (determined in accordance with GAAP), excluding gains (losses) from sales of property and impairment write-downs of depreciable real estate, plus depreciation and amortization on real estate assets and after adjustments for unconsolidated partnerships and joint ventures (which are calculated to reflect FFO on the same basis). We believe that presenting FFO provides useful information to investors regarding our operating performance because it is a measure of our operations without regard to specified non-cash items, such as real estate depreciation and amortization and gain or loss on sale of assets.

We believe that FFO is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, we believe that the use of FFO, together with the required GAAP presentations, provide a more complete understanding of our operating performance.

The following table reflects the calculation of FFO reconciled from net loss available to common stockholders for the three months ended December 31, 2011 and 2010 and for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010 (dollars in thousands except per share data) :

	For the Three Months Ended December 31,		*For the Year Ended December 31, 2011*	*Period from February 16, 2010 (Commencement of Operations) to December 31, 2010*
	2011	*2010*		
Net loss available to common stockholders [(1)]	$ (194)	$ (598)	$ (3,729)	$ (5,390)
Depreciation and amortization				
Total depreciation and amortization	1,521	836	4,899	1,263
Non-real estate depreciation	(26)	(25)	(98)	(82)
Allocation to participating securities [(2)]	(16)	(4)	(16)	—
Funds from operations	$ 1,285	$ 209	$ 1,056	$ (4,209)
Basic and diluted FFO per common share	$ 0.14	$ 0.02	$ 0.12	$ (0.46)
Weighted average basic and diluted common shares	9,174,747	9,112,000	9,161,805	9,112,000

1 Includes expensed acquisition costs.

2 To be consistent with the company's policies of determining whether instruments granted in share-based payment transactions are participating securities and accounting for earnings per share, the FFO per common share is adjusted for FFO distributed through declared dividends (if any) and allocated to all participating securities (weighted average common shares outstanding and unvested restricted shares outstanding) under the two-class method. Under this method, allocations were made to 134,958 and 148,973 of weighted average unvested restricted shares outstanding for the three months ended December 31, 2011 and 2010, respectively, and 138,440 and 0 of weighted average unvested restricted shares outstanding for the year ended December 31, 2011 and the period from February 16, 2010 (commencement of operations) to December 31, 2010, respectively.

We compute EBITDA as earnings before interest, taxes and depreciation and amortization. We compute Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, acquisition costs and stock-based compensation. We believe that presenting EBITDA and Adjusted EBITDA provides useful information to investors regarding our operating performance because they are measures of our operations on an unleveraged basis before the effects of tax, non-cash depreciation and amortization expense (and acquisition costs and stock-based compensation with regard to Adjusted EBITDA). By excluding interest expense, EBITDA and Adjusted EBITDA allow investors to measure our operating performance independent of our capital structure and indebtedness and, therefore, allow for more meaningful comparison of our operating performance between quarters as well as annual periods and for the comparison of our operating performance to that of other companies, both in the real estate industry and in other industries. As we are currently in a growth phase, acquisition costs are excluded from Adjusted EBITDA to allow for the comparison of our operating performance to that of stabilized companies.

The following table reflects the calculation of EBITDA and Adjusted EBITDA reconciled from net loss available to common stockholders for the three months ended December 31, 2011 and 2010 and for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010 (dollars in thousands):

	For the Three Months Ended December 31,		*For the Year Ended December 31, 2011*	*Period from February 16, 2010 (Commencement of Operations) to December 31, 2010*
	2011	***2010***		
Net loss available to common stockholders (1)	$ (194)	$ (598)	$(3,729)	$(5,390)
Depreciation and amortization	1,521	836	4,899	1,263
Interest expense, including amortization	985	287	2,612	524
EBITDA	$2,312	$ 525	$ 3,782	$(3,603)
Stock-based compensation	206	228	1,202	784
Acquisition costs	300	383	1,981	2,289
Adjusted EBITDA	$2,818	$1,136	$ 6,965	$ (530)

1 Includes expensed acquisition costs.

Item 7A. Quantitative And Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we are exposed to is interest rate risk. We are exposed to interest rate changes primarily as a result of debt used to maintain liquidity, fund capital expenditures and expand our investment portfolio and operations. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. As described below, some of our outstanding debt bears interest at variable rates, and we expect that some of our future outstanding debt will have variable interest rates. We may use interest rate caps to manage our interest rate risks relating to our variable rate debt. We expect to replace variable rate debt on a regular basis with fixed rate, long-term debt to finance our assets and operations.

As of December 31, 2011, we had $41.0 million outstanding under our credit facility and $20.1 million under our Term Loan. Amounts borrowed under our credit facility and Term Loan bear interest at variable rates based on LIBOR plus an applicable LIBOR margin, which interest rate is 3.00% and 3.50% as of December 31, 2011, respectively, for the credit facility and Term Loan. If the LIBOR rate fluctuates by 0.25%, interest expense would increase or decrease, depending on rate movement, future earnings and cash flows by approximately $153,000 annually on the outstanding balances on our credit facility and Term Loan as of December 31, 2011.

Item 8. Financial Statements And Supplementary Data.

See Part IV, Item 15 – "Exhibits and Financial Statement Schedules" beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes In And Disagreements With Accountants On Accounting And Financial Disclosure.

None.

Item 9A. Controls And Procedures

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and has concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

Terreno Realty Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Terreno Realty Corporation's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management of Terreno Realty Corporation believes that, as of December 31, 2011, the company's internal control over financial reporting is effective based on those criteria. Terreno Realty Corporation's independent auditors have issued an audit report on the effectiveness of the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Terreno Realty Corporation
San Francisco, California

We have audited the internal control over financial reporting of Terreno Realty Corporation and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of December 31, 2011 and for the year ended December 31, 2011 of the Company and our report dated February 22, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

San Francisco, CA
February 22, 2012

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2011 and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by Item 11 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2011 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2011 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2011 and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2011 and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a)1. and 2. *Financial Statements and Schedules*

The following consolidated financial information is included as a separate section of this Annual Report on Form 10-K beginning on page F-1 as follows:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted, or the required information is included in the consolidated financial statements and notes thereto.

3. *Exhibits*

The exhibits required to be filed by Item 601 of Regulation S-K are listed in the Exhibit Index at the end of this Annual Report on Form 10-K, which is incorporated by reference herein.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Terreno Realty Corporation
San Francisco, California

We have audited the accompanying consolidated balance sheets of Terreno Realty Corporation and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terreno Realty Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

San Francisco, CA
February 22, 2012

Terreno Realty Corporation

Consolidated Balance Sheets
(in thousands – except share and per share data)

	December 31, 2011	December 31, 2010
ASSETS		
Investments in real estate		
Land	$133,464	$ 71,861
Buildings and improvements	116,287	56,222
Intangible assets	14,833	8,280
Total investments in properties	264,584	136,363
Accumulated depreciation and amortization	(7,063)	(1,502)
Net investments in properties	257,521	134,861
Cash and cash equivalents	3,249	57,253
Restricted cash	2,139	593
Deferred financing costs, net	770	796
Other assets, net	3,370	879
Total assets	$267,049	$194,382
LIABILITIES AND EQUITY		
Liabilities		
Credit facility	$ 41,000	$ —
Term loan payable	20,050	—
Mortgage loans payable	38,265	17,676
Security deposits	1,772	899
Intangible liabilities, net	913	883
Deferred underwriting fee payable	—	7,000
Accounts payable and other liabilities	6,038	2,425
Total liabilities	108,038	28,883
Commitments and contingencies (Note 10)		
Equity		
Stockholders' equity		
Preferred stock: $0.01 par value, 100,000,000 shares authorized, and no shares issued and outstanding	—	—
Common stock: $0.01 par value, 400,000,000 shares authorized, and 9,308,670 and 9,262,778 shares issued and outstanding, respectively	91	91
Additional paid-in capital	168,039	170,798
Accumulated deficit	(9,119)	(5,390)
Total stockholders' equity	159,011	165,499
Total liabilities and equity	$267,049	$194,382

The accompanying notes are an integral part of these consolidated financial statements.

Terreno Realty Corporation

Consolidated Statements of Operations
(in thousands – except share and per share data)

	For the Year Ended December 31, 2011	*Period from February 16, 2010 (Commencement of Operations) to December 31, 2010*
REVENUES		
Rental revenues	$ 13,560	$ 3,147
Tenant expense reimbursements	3,942	884
Total revenues	17,502	4,031
COSTS AND EXPENSES		
Property operating expenses	6,330	1,287
Depreciation and amortization	4,899	1,263
General and administrative	5,407	4,122
Acquisition costs	1,981	2,289
Total costs and expenses	18,617	8,961
OTHER INCOME (EXPENSE)		
Interest and other (expense) income	(2)	64
Interest expense, including amortization	(2,612)	(524)
Total other income and expenses	(2,614)	(460)
Net loss available to common stockholders	$ (3,729)	$ (5,390)
Basic and Diluted net loss available to common stockholders per share	$ (0.41)	$ (0.59)
Basic and Diluted Weighted Average Common Shares Outstanding	9,161,805	9,112,000
Dividends Declared per Common Share	$ 0.40	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Terreno Realty Corporation

Consolidated Statements of Equity
(in thousands – except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of Shares	Amount			
Balance as of February 16, 2010 (commencement of operations)	1,000	$—	$ 1	$ —	$ 1
Net loss	—	—	—	(5,390)	(5,390)
Issuance of common stock	9,112,000	91	182,149	—	182,240
Equity issuance costs	—	—	(12,135)	—	(12,135)
Repurchase of common stock	(1,000)	—	(1)	—	(1)
Issuance of restricted stock, net	150,778	—	—	—	—
Stock-based compensation amortization	—	—	784	—	784
Balance as of December 31, 2010	9,262,778	91	170,798	(5,390)	165,499
Net loss	—	—	—	(3,729)	(3,729)
Issuance of common stock	18,272	—	300	—	300
Issuance of restricted stock, net	27,620	—	—	—	—
Stock-based compensation amortization	—	—	663	—	663
Dividends	—	—	(3,722)	—	(3,722)
Balance as of December 31, 2011	9,308,670	$ 91	$168,039	$(9,119)	$159,011

The accompanying notes are an integral part of these consolidated financial statements.

Terreno Realty Corporation

Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31, 2011	Period from February 16, 2010 (Commencement of Operations) to December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (3,729)	$ (5,390)
Adjustments to net loss		
Straight-line rents	(1,454)	(220)
Amortization of lease intangibles	506	288
Depreciation and amortization	4,899	1,263
Deferred financing cost and mortgage premium amortization	238	73
Stock-based compensation and amortization	1,202	784
Changes in assets and liabilities		
Other assets	(690)	(349)
Accounts payable and other liabilities	1,177	1,532
Net cash provided by (used in) operating activities	2,149	(2,019)
CASH FLOWS FROM INVESTING ACTIVITIES		
Restricted cash	(1,293)	(193)
Cash paid for property acquisitions	(96,926)	(116,140)
Additions to buildings and improvements	(7,665)	(248)
Net cash used in investing activities	(105,884)	(116,581)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock, net of issuance costs of $0 and $5,085, respectively	—	176,914
Borrowings on credit facility	47,000	—
Payments on credit facility	(6,000)	—
Borrowings on term loan payable	20,050	—
Payments on mortgage loans payable	(889)	(180)
Payment of deferred financing costs	(639)	(882)
Payment of deferred underwriting fee	(7,000)	—
Dividends paid to common stockholders	(2,791)	—
Net cash provided by financing activities	49,731	175,852
Net increase in cash and cash equivalents	(54,004)	57,252
Cash and cash equivalents at beginning of period	57,253	1
Cash and cash equivalents at end of period	$ 3,249	$ 57,253
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$ 2,102	$ 344
Supplemental disclosures of non-cash transactions		
Deferred underwriting fee payable	$ —	$ 7,000
Offering costs payable	50	50
Contribution of fixed assets by Terreno Capital Partners LLC	—	240
Accounts payable related to capital improvements	2,038	579
Reconciliation of cash paid for property acquisitions		
Acquisition of properties	$ 119,203	$ 136,040
Assumption of mortgage loans payable	(21,541)	(17,181)
Assumption of mortgage premiums	(101)	(719)
Assumption of other assets and liabilities	(635)	(2,000)
Net cash paid for property acquisitions	$ 96,926	$ 116,140

The accompanying notes are an integral part of these consolidated financial statements.

Terreno Realty Corporation

Notes to Consolidated Financial Statements

Note 1. Organization

Terreno Realty Corporation ("Terreno", and together with its subsidiaries, the "Company") acquires, owns and operates industrial real estate located in six major coastal U.S. markets: Los Angeles; Northern New Jersey/New York City; San Francisco Bay Area; Seattle; Miami; and Washington, D.C./Baltimore. As of December 31, 2011, the Company owned a total of 47 buildings aggregating approximately 3.4 million square feet.

The Company commenced operations upon completion of an initial public offering ("IPO") of 8,750,000 shares of its common stock at a price of $20.00 per share and a concurrent private placement of 350,000 shares of common stock at a price of $20.00 per share on February 16, 2010. The net proceeds of the IPO and the concurrent private placement were approximately $169.8 million. Prior to the completion of its IPO, the Company had no assets other than cash. The Company is an internally managed Maryland corporation and elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ending December 31, 2010.

Note 2. Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying consolidated financial statements include all of the Company's accounts and its subsidiaries and all intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments in Real Estate. Investments in real estate, including tenant improvements, leasehold improvements and leasing costs, are stated at cost, less accumulated depreciation, unless circumstances indicate that the cost cannot be recovered, in which case, an adjustment to the carrying value of the property is made to reduce it to its estimated fair value. The Company also reviews the impact of above and below market leases, in-place leases and lease origination costs for acquisitions and records an intangible asset or liability accordingly.

Impairment. Carrying values for financial reporting purposes are reviewed for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. The intended use of an asset either held for sale or held for use, can significantly impact how impairment is measured. If an asset is intended to be held for use, the impairment analysis is based on a two-step test. The first test measures estimated expected future cash flows over the holding period, including a residual value (undiscounted and without interest charges), against the carrying value of the property. If the asset fails the test, then the asset carrying value is measured against the lower of cost or the present value of expected cash flows over the expected hold period. An impairment charge to earnings is recognized for the excess of the asset's carrying value over the lower of cost or the present values of expected cash flows over the expected hold period. If an asset is intended to be sold, impairment is determined using the estimated fair value less costs to sell. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions, among other things, regarding current and future economic and market conditions and the availability of capital. The Company determines the estimated fair values based on its assumptions regarding rental rates, lease-up and holding periods, as well as sales prices. When available, current market information is used to determine capitalization and rental growth rates. If available, current comparative sales values may also be used to establish fair value. When market information is not readily available, the inputs are based on the

Company's understanding of market conditions and the experience of the Company's management team. Actual results could differ significantly from the Company's estimates. The discount rates used in the fair value estimates will represent a rate commensurate with the indicated holding period with a premium layered on for risk. There were no impairments for the year ended December 31, 2011, or for the period from February 16, 2010 (commencement of operations) to December 31, 2010.

Property Acquisitions. Upon acquisition of a property, the Company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) and intangible assets and liabilities (consisting of above and below market leases and origination value of all in-place leases). The Company determines fair values using replacement cost, estimated cash flow projections and other valuation techniques and applying appropriate discount and capitalization rates based on available market information. Mortgage loans assumed in connection with acquisitions are recorded at their fair value using current market interest rates for similar debt at the date of acquisition.

The fair value of the tangible assets is determined by valuing the property as if it were vacant. Land values are derived from current comparative sales values, when available, or management's estimates of the fair value based on market conditions and the experience of the Company's management team. Building values are calculated as replacement cost less depreciation, or management's estimates of the fair value of these assets using discounted cash flows analyses or similar methods. The fair value of the above and below market leases is based on the present value of the difference between the contractual amounts to be received pursuant to the acquired leases (using a discount rate that reflects the risks associated with the acquired leases) and the Company's estimate of the current market lease rates measured over a period equal to the remaining term of the leases when there is not a bargain renewal option. The capitalized values of the above market leases and below market leases are amortized to rental revenue over the remaining term of the respective leases. The origination value of in-place leases is based on costs to execute similar leases including commissions and other related costs. The origination value of in-place leases also includes real estate taxes, insurance and an estimate of lost rent revenue at market rates during the estimated time required to lease up the property from vacant to the occupancy level at the date of acquisition. As of December 31, 2011, the Company has recorded gross intangible assets and liabilities in the amounts of $2.3 million, $1.2 million, and $12.5 million for the value attributable to above market leases, below market leases and in-place leases, respectively. As of December 31, 2010, the Company had recorded gross intangible assets and liabilities in the amounts of $2.2 million, $0.9 million, and $6.1 million for the value attributable to above market leases, below market leases and in-place leases, respectively. These amounts are included in intangible assets and liabilities in the accompanying consolidated balance sheets. As of December 31, 2011, the Company has recorded net accumulated amortization of approximately $4.5 million and $0.3 million, respectively, related to these intangible assets and liabilities. As of December 31, 2010, the Company has recorded net accumulated amortization of approximately $1.1 million and $33,000, respectively, related to these intangible assets and liabilities. As of December 31, 2011, the remaining weighted average lease term related to these intangible assets and liabilities is 5.1 years.

In connection with property acquisitions, the Company may acquire leases with rental rates above or below the market rental rates. Such differences are recorded as an intangible lease asset (above market leases) or liability (below market leases), pursuant to Accounting Standards Codification ("ASC") 805, *Business Combinations*, and amortized to rental revenues over the remaining life of the related leases. The total net impact to rental revenues due to the amortization of above and below market leases was a decrease of approximately $506,000 and $288,000, respectively, for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010.

Projected net amortization of the intangible assets and liabilities for the next five years as of December 31, 2011 is as follows (dollars in thousands):

2012	$ 3,019
2013	1,969
2014	1,347
2015	877
2016	630
Thereafter	1,619
Total	$ 9,461

Depreciation and Useful Lives of Real Estate and Intangible Assets. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets or liabilities. The following table reflects the standard depreciable lives typically used to compute depreciation and amortization. However, such depreciable lives may be different based on the estimated useful life of such assets or liabilities.

Description	Standard Depreciable Life
Land	Not depreciated
Building	40 years
Building Improvements	5-40 years
Tenant Improvements	Shorter of lease term or useful life
Leasing Costs	Lease term
In-place leases	Lease term
Above/Below Market Leases	Lease term

Cash and Cash Equivalents. Cash and cash equivalents is comprised of cash held in a major banking institution and other highly liquid short-term investments with original maturities of three months or less. Cash equivalents are generally invested in U.S. government securities, government agency securities or money market accounts.

Restricted Cash. Restricted cash includes cash held in escrow in connection with property acquisitions and reserves for certain capital improvements, interest and real estate tax and insurance payments as required by certain mortgage and term loan obligations.

Revenue Recognition. The Company records rental revenue from operating leases on a straight-line basis over the term of the leases and maintains an allowance for estimated losses that may result from the inability of its tenants to make required payments. If tenants fail to make contractual lease payments that are greater than the Company's allowance for doubtful accounts, security deposits and letters of credit, then the Company may have to recognize additional doubtful account charges in future periods. The Company monitors the liquidity and creditworthiness of its tenants on an on-going basis by reviewing their financial condition periodically as appropriate. Each period the Company reviews its outstanding accounts receivable, including straight-line rents, for doubtful accounts and provides specific allowances as needed. The Company also records lease termination fees when a tenant has executed a definitive termination agreement with the Company and the payment of the termination fee is not subject to any conditions that must be met or waived before the fee is due to the Company. If a tenant remains in the leased space following the execution of a definitive termination agreement, the applicable termination will be deferred and recognized over the term of such tenant's occupancy.

Tenant expense reimbursement income includes payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized as rental revenues during the same period the related expenses are incurred.

Deferred Financing Costs. Costs incurred in connection with financings are capitalized and amortized to interest expense using the effective interest method over the term of the related loan. As of both December 31, 2011 and 2010, deferred financing costs were $0.8 million, net of accumulated amortization.

Mortgage Premiums. Mortgage premiums represent the excess of the fair value of debt assumed over the principal value of debt assumed in connection with property acquisitions. The mortgage premiums are being amortized to interest expense over the term of the related debt instrument using the effective interest method. As of December 31, 2011 and 2010, the net unamortized mortgage premiums were $0.6 million and $0.7 million, respectively, and were included as a component of mortgage and term loans payable on the accompanying consolidated balance sheets.

Income Taxes. The Company elected to be taxed as a REIT under the Code and operates as such beginning with its taxable year that ended on December 31, 2010. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If it fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the IRS grants it relief under certain statutory provisions. Such an event could materially adversely affect the Company's net income and net cash available for distribution to stockholders. However, the Company believes it is organized and operates in such a manner as to qualify for treatment as a REIT.

ASC 740-10, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold are recorded as a tax expense in the current year. On February 16, 2010 (commencement of operations), the Company adopted the provisions of ASC 740-10 with no material effect on either the financial condition or results of operations. As of December 31, 2011, the Company did not have any unrecognized tax benefits and does not believe that there will be any material changes in unrecognized tax positions over the next 12 months. The Company's tax returns are subject to examination by federal, state and local tax jurisdictions for the 2010 calendar year.

Stock-Based Compensation and Other Long-Term Incentive Compensation. The Company follows the provisions of ASC 718, *Compensation-Stock Compensation,* to account for its stock-based compensation plan, which requires that the compensation cost relating to stock-based payment transactions be recognized in the financial statements and that the cost be measured on the fair value of the equity or liability instruments issued. The Company has adopted the 2010 Equity Plan, which provides for the grant of restricted stock awards, performance share awards, unrestricted shares or any combination of the foregoing. Stock-based compensation is recognized as a general and administrative expense in the accompanying consolidated statements of operations and measured at the fair value of the award on the date of grant. The Company estimates the forfeiture rate based on historical experience as well as expected behavior. The amount of the expense may be subject to adjustment in future periods depending on the specific characteristics of the stock-based award.

In addition, the Company has awarded long-term incentive target awards (the "LTIP awards") to its executives that are payable in shares of the Company's common stock after the conclusion of each pre-established performance measurement period. The amount that may be earned under the LTIP awards is variable depending on the relative total shareholder return of the Company's stock as compared to the total shareholder return of the MSCI U.S. REIT Index and the FTSE NAREIT Equity Industrial Index over the pre-established performance measurement period. The Company estimates the fair value of the LTIP awards using a Monte Carlo simulation model on the date of grant. The LTIP awards are recognized as compensation expense over the requisite performance period based on the fair value of the LTIP awards at the balance sheet date.

Fair Value of Financial Instruments. ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also provides guidance for using fair value to measure financial assets and liabilities. ASC 820 requires disclosure of the level within the fair value hierarchy in which the fair value measurements fall, including measurements using quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (Level 2), and significant valuation assumptions that are not readily observable in the market (Level 3).

As of December 31, 2011 and 2010, the fair values of cash and cash equivalents, accounts payable and deferred underwriting fee payable approximated their carrying values because of the short-term nature of these investments or liabilities. Cash equivalents of $0 and approximately $53.9 million were invested in short-term investments as of December 31, 2011 and 2010, respectively, which would qualify as a Level 2 classification under the fair value hierarchy. Based on borrowing rates available to the Company at December 31, 2011 and 2010, the estimated fair values of the mortgage and term loans payable were approximately $59.2 million and $17.1 million, respectively.

Segment Disclosure. ASC 280, *Segment Reporting*, establishes standards for reporting financial and descriptive information about an enterprise's reportable segment. The Company has determined that it has one reportable segment, with activities related to investing in real estate. Our investments in real estate are geographically diversified and our chief operating decision makers evaluate operating performance on an individual asset level. As each of our assets has similar economic characteristics, our assets have been aggregated into one reportable segment.

Note 3. Concentration of Credit Risk. Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, the Company's management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

As of December 31, 2011, the Company owned six properties located in Northern New Jersey/New York City, which accounted for 45.5% of its annualized base rent, which is based on contractual base rent from leases in effect as of December 31, 2011, excluding any partial or full rent abatements.

Other real estate companies compete with the Company in its real estate markets. This results in competition for tenants to occupy space. The existence of competing properties could have a material impact on the Company's ability to lease space and on the level of rent that can be achieved. The Company's top ten tenants as of December 31, 2011 are as follows:

	Tenant	Leases	Rentable Square Feet	% of Total Rentable Square Feet	Annualized Base Rent (000's) [1]	% of Total Annualized Base Rent
1	YRC Worldwide	3	182,803	5.4%	$ 2,463	11.8%
2	H.D. Smith Wholesale Drug Company	1	211,418	6.2%	1,949	9.3%
3	Home Depot	1	413,092	12.1%	1,889	9.0%
4	Precision Custom Coatings	1	208,000	6.1%	1,637	7.8%
5	Miami International Freight Solutions	1	166,220	4.9%	956	4.6%
6	Banah International Group	1	301,983	8.8%	906	4.3%
7	FedEx Corporation	1	72,808	2.1%	852	4.1%
8	International Paper Company	1	137,872	4.0%	680	3.2%
9	Maines Paper & Food Service	1	98,745	2.9%	636	3.0%
10	Duro Bag Manufacturing Company	1	120,948	3.5%	615	2.9%
	Total	12	1,913,889	56.0%	$12,583	60.0%

1 Annualized base rent is calculated as monthly base rent per the leases, excluding any partial or full rent abatements, as of December 31, 2011, multiplied by 12.

Note 4. Investments in Real Estate.

During year ended December 31, 2011, the Company acquired 14 industrial buildings containing approximately 1.1 million square feet. The total aggregate initial investment was approximately $119.2 million, which was allocated $61.6 million to land, $51.0 million to buildings and improvements, $6.6 million to intangible assets and $0.4 million to intangible liabilities. The properties were acquired from unrelated third parties using existing cash on hand, net of assumed mortgage loans payable and borrowings on the term loan and credit facility, and were accounted for as asset acquisitions.

The following table sets forth the wholly-owned industrial properties the Company acquired during the year ended December 31, 2011:

Property Name	Location	Acquisition Date	Number of Buildings	Square Feet	Purchase Price (in thousands) [1]
Dorsey	Jessup, MD	March 25, 2011	1	135,000	$ 5,800
Belleville	Kearny, NJ	May 20, 2011	1	211,418	32,600
630 Glasgow	Inglewood, CA	June 2, 2011	1	27,505	4,100
8730 Bollman	Savage, MD	June 24, 2011	1	98,745	7,500
Dell	Carlstadt, NJ	June 28, 2011	1	27,410	7,725
70th Avenue	Miami, FL	June 28, 2011	1	35,000	4,000
19601 Hamilton	Torrance, CA	July 20, 2011	1	72,808	12,350
39th Street	Doral, FL	August 19, 2011	1	40,000	4,400
620 Division	Elizabeth, NJ	October 7, 2011	1	150,348	10,350
48th Avenue	Miami Gardens, FL	December 15, 2011	2	57,682	7,200
Clawiter	Hayward, CA	December 15, 2011	1	33,842	7,625
Valley Corporate	Kent, WA	December 30, 2011	2	168,790	15,025
Total			14	1,058,548	$118,675

1 Excludes intangible liabilities and assumed mortgage premiums totaling approximately $0.5 million. The total aggregate investment was approximately $119.2 million.

The Company recorded revenues and net income for the year ended December 31, 2011 of approximately $4.1 million and $1.5 million, respectively, related to the above acquisitions.

On May 20, 2011, the Company acquired Belleville for a total purchase price of approximately $32.6 million, which was allocated $12.9 million to land, $18.0 million to buildings and improvements and $1.7 million to intangible assets. The property was acquired from an unrelated third party existing cash on hand, net of an assumed mortgage loan payable of approximately $14.8 million. The Company recorded revenues and net income for the year ended December 31, 2011 of approximately $1.7 million and $0.5 million, respectively, related to this acquisition.

On December 30, 2011, the Company acquired Valley Corporate for a total purchase price of approximately $15.0 million, which was allocated $5.2 million to land, $9.1 million to buildings and improvements, $0.9 million to intangible assets and $0.2 million to intangible liabilities. The property was acquired from an unrelated third party existing cash on hand, net of borrowings on the term loan. The Company recorded revenues and a net loss for the year ended December 31, 2011 of approximately $5,000 and ($5,000), respectively, related to this acquisition.

During the period from February 16, 2010 (commencement of operations) to December 31, 2010, the Company acquired 33 industrial buildings containing approximately 2.4 million square feet. The total aggregate initial investment was approximately $136.0 million, which was allocated $71.8 million to land, $55.9 million to buildings and improvements, $8.3 million to intangible assets and $0.9 million to intangible liabilities. The properties were acquired from unrelated third parties using existing cash on hand, net of assumed mortgage loans payable and were accounted for as asset acquisitions.

Property Name	Location	Acquisition Date	Number of Buildings	Square Feet	Purchase Price (in thousands) [1]
Fortune/Qume	San Jose, CA	March 30, 2010	1	71,516	$ 5,550
Warm Springs I and II	Fremont, CA	March 26, 2010	2	140,466	7,264
238/242 Lawrence	South San Francisco, CA	August 13, 2010	2	80,524	9,620
Rialto	San Bernardino, CA	September 15, 2010	2	121,551	12,152
Maltese	Totowa, NJ	September 21, 2010	1	208,000	16,500
Middlebrook	Bound Brook, NJ	September 24, 2010	18	580,982	27,000
130 Interstate	South Brunswick, NJ	September 29, 2010	1	413,092	22,450
299 Lawrence	South San Francisco, CA	November 9, 2010	1	19,247	2,550
Kent 188	Kent, WA	December 14, 2010	1	137,872	8,275
Ahern	Union City, CA	December 15, 2010	2	86,271	6,255
10th Avenue	Hialeah, FL	December 20, 2010	1	301,983	9,000
60th Avenue	Miami Lakes, FL	December 20, 2010	1	195,547	7,750
Total			33	2,357,051	$134,366

1 Excludes intangible liabilities and assumed mortgage premiums totaling approximately $1.6 million. The total aggregate investment was approximately $136.0 million.

The following supplementary pro forma financial information presents the results of operations of the Company for the years ended December 31, 2011 and 2010 as if all acquisitions during 2011 occurred on January 1, 2010. Since the Company commenced operations on February 16, 2010 upon completion of its IPO, pro forma adjustments have been included for corporate general and administrative expenses for the year ended December 31, 2010. The pro forma results for the years ended December 31, 2011 and 2010 have been presented for comparative purposes only and are not necessarily indicative of the results of operations that would have actually occurred had all transactions taken place on January 1, 2010, or of future results of operations (dollars in thousands, except per share data).

Pro Forma Financial Information:

	For the Years Ended December 31,	
	2011	***2010***
	(Unaudited)	
Total revenues	$23,552	$14,121
Net income (loss) available to common stockholders	1,061	(3,183)
Basic and Diluted net income (loss) available to common stockholders per share	$ 0.12	$ (0.35)

Note 5. Debt.

As of December 31, 2011 and 2010, the Company had an $80.0 million senior revolving credit facility that matures on March 22, 2013 (the "Facility") (see Note 11). The amount available under the Facility may be increased up to $150.0 million, subject to certain conditions and the identification of lenders willing to make available additional amounts. Interest on the Facility will generally be paid based upon, at the Company's option, either (i) LIBOR plus the applicable LIBOR margin or (ii) the applicable base rate which is the greater of the administrative agent's prime rate plus 1.00%, 0.50% above the federal funds effective rate, or thirty-day LIBOR plus the applicable LIBOR margin for LIBOR rate loans under the Facility. The applicable LIBOR margin will range from 3.00% to 4.25% (3.00% as of December 31, 2011), depending on the ratio of the Company's outstanding consolidated indebtedness to the value of the Company's consolidated gross asset value. The Facility requires payment of an annual unused facility fee in an amount equal to 0.35% or 0.50% depending on the unused portion of the Facility. The unused facility fee was $359,000 and $197,000, respectively, for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010. The Facility includes a series of financial and other covenants that the Company must comply with in order to borrow under the Facility. The Company has agreed to guarantee the obligations of the borrower (a wholly-owned subsidiary) under the Facility. As of December 31, 2011, there were $41.0 million of borrowings outstanding under the Facility and ten properties were in the borrowing base. The Company was in compliance with its financial covenants at December 31, 2011 and 2010.

On August 23, 2011, the Company entered into a $10.1 million senior secured term loan agreement that matures on February 22, 2013 (the "Term Loan"), subject to one six-month extension exercisable by the Company subject to the satisfaction of certain conditions. On December 29, 2011 the Company increased the borrowings on the Term Loan to $20.1 million. Interest on the Term Loan will generally be based upon, at the Company's option, either (i) LIBOR plus the applicable LIBOR margin or (ii) the applicable base rate which is the greater of the administrative agent's prime rate plus 1.00%, 0.50% above the federal funds effective rate, or thirty-day LIBOR plus the applicable LIBOR margin for LIBOR rate loans under the Term Loan. As of December 31, 2011 the applicable LIBOR margin is 3.50%. The Term Loan includes a series of financial and other covenants that are similar to the covenants in the Facility. The Company has agreed to guarantee the obligations of the borrower (a wholly-owned subsidiary) under the Term Loan. The Company was in compliance with its financial covenants at December 31, 2011.

During the year ended December 31, 2011, the Company assumed two mortgage loans totaling approximately $21.6 million that bear interest at a weighted average fixed rate of approximately 5.51%. The mortgage loans payable are collateralized by certain of the properties and require monthly interest and principal payments until maturity and are generally non-recourse. The mortgage loans mature between 2015 and 2021. As of December 31, 2010 the Company had two mortgage loans payable totaling approximately $17.7 million, which bore interest at a weighted average fixed annual interest rate of 5.19%.

The scheduled principal payments of the Company's debt as of December 31, 2011 were as follows (dollars in thousands):

	Credit Facility	Term Loan Payable	Mortgage Loans Payable	Total Debt
2012	$ —	$ —	$ 1,128	$ 1,128
2013	41,000	20,050	1,195	62,245
2014	—	—	1,265	1,265
2015	—	—	20,346	20,346
2016	—	—	682	682
Thereafter	—	—	13,038	13,038
Subtotal	41,000	20,050	37,654	98,704
Unamortized net premiums	—	—	611	611
Total	$41,000	$20,050	$38,265	$99,315
Weighted Average Interest Rate	3.3%	3.8%	5.4%	4.2%

Note 6. Leasing.

The following is a schedule of minimum future cash rentals on tenant operating leases in effect as of December 31, 2011. The schedule does not reflect future rental revenues from the renewal or replacement of existing leases and excludes property operating expense reimbursements (dollars in thousands):

2012	$ 18,758
2013	18,146
2014	15,806
2015	13,784
2016	12,765
Thereafter	50,062
Total	$129,321

Note 7. Stockholders' Equity.

The Company's authorized capital stock consists of 400,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock. $0.01 par value per share. As of December 31, 2011, 9,308,670 shares of common stock were issued and outstanding, including 133,526 non-vested restricted stock awards, and no shares of preferred stock were issued and outstanding.

In connection with the annual meeting of stockholders on May 18, 2011, the Company granted a total of 18,272 shares of unrestricted common stock to its independent directors under the Company's 2010 Equity Incentive

Plan with a grant date fair value per share of $16.42. The grant date fair value of the unrestricted common stock was determined using the closing price of the Company's stock on the date of the grant. The Company recognized approximately $0.3 million in compensation costs for the year ended December 31, 2011 related to this issuance.

In connection with the completion of the IPO on February 16, 2010, the Company issued 12,000 shares of common stock to Terreno Capital Partners LLC, an entity owned by the Company's executive officers, in exchange for the contribution of fixed assets to the Company with a net book value of $240,000. These shares were subsequently distributed to such executive officers.

As of December 31, 2011, there were 455,000 shares of common stock authorized for issuance as restricted stock grants, unrestricted stock awards or performance shares under the Company's 2010 Equity Incentive Plan, of which 255,762 were remaining. The grant date fair value per share of restricted stock awards issued during the period from February 16, 2010 (commencement of operations) to December 31, 2011 ranged from $17.82 to $20.00. The grant date fair value of the restricted stock was determined using the initial public offering price of $20.00 for grants issued on February 16, 2010 (commencement of operations) and for all grants issued after the commencement of operations, the Company uses the closing price of the Company's stock on the date of grant. The fair value of the restricted stock that was granted during the year ended December 31, 2011 was $0.5 million and the vesting period for the restricted stock is five years. As of December 31, 2011, the Company had approximately $2.1 million of total unrecognized compensation costs related to restricted stock issuances, which is expected to be recognized over a remaining weighted average period of approximately 3.4 years. The Company recognized compensation costs of approximately $0.7 million and $0.8 million for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010, respectively. The following is a summary of the total restricted shares granted to the Company's executive officers, employees and directors, with the related weighted average grant date fair value share prices for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010.

Restricted Stock Activity:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares outstanding at beginning of period	—	$ —
Granted	155,778	19.93
Forfeited	(5,000)	20.00
Vested	—	—
Non-vested shares outstanding as of December 31, 2010	150,778	19.93
Granted	28,904	17.82
Forfeited	(1,284)	20.00
Vested	(44,872)	19.95
Non-vested shares outstanding at end of period	133,526	$19.54

The following is a vesting schedule of the total non-vested shares of restricted stock outstanding as of December 31, 2011:

Non-vested Shares Vesting Schedule	Number of Shares
2012	31,936
2013	31,936
2014	31,936
2015	31,936
2016	5,782
Total Non-vested Shares	133,526

Long-Term Incentive Plan:

As of December 31, 2011, there are two performance measurement periods for the LTIP awards: February 16, 2010 to December 31, 2012, and January 1, 2011 to December 31, 2013. The LTIP awards related to the performance measurement period from February 16, 2010 to December 31, 2011 resulted in no compensation expense as the compensation committee determined that the Company's total shareholder return did not exceed the applicable metrics during the performance measurement period. The Company recorded compensation costs of approximately $0.2 million for the year ended December 31, 2011. The Monte Carlo fair value assumptions for the LTIP awards for the performance measurement periods in the table below are as follows:

	February 16, 2010 to December 31, 2012	January 1, 2011 to December 31, 2013
Performance Period	2.9 years	3 years
Risk free interest rate	0.1%	0.3%
Volatility	26.6%	21.8%
Fair value of LTIP awards	$ 93,012	$534,580

Dividends:

The following table sets forth the cash dividends paid or payable per share during the year ended December 31, 2011. No dividends were paid during the period from February 16, 2010 (commencement of operations) to December 31, 2010:

For the Three Months Ended	Dividend per Share	Declaration Date	Record Date	Date Paid
March 31, 2011	$0.10	February 17, 2011	April 5, 2011	April 19, 2011
June 30, 2011	$0.10	May 18, 2011	July 6, 2011	July 20, 2011
September 30, 2011	$0.10	August 11, 2011	October 6, 2011	October 20, 2011
December 31, 2011	$0.10	November 8, 2011	January 6, 2012	January 20, 2012

Note 8. Net Loss Per Share.

Pursuant to ASC 260-10-45, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and are included in the computation of earnings per share pursuant to the two-class method. The two-class method of computing earnings per share allocates earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Under the two-class method, earnings per common share are computed by dividing the sum of distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of common shares outstanding for the period. Our nonvested restricted stock is considered participating securities since these share-based awards contain non-forfeitable rights to dividends irrespective of whether the awards ultimately vest or expire. The Company had no dilutive restricted stock awards outstanding for the year ended December 31, 2011 or for the period from February 16, 2010 (commencement of operations) to December 31, 2010.

Note 9. Quarterly Results of Operations – Unaudited

	2011 Quarter Ended			
	March 31	June 30	September 30	December 31
Total revenues	$ 3,370	$ 3,766	$ 4,777	$ 5,589
Total costs and expenses	(4,312)	(5,266)	(4,241)	(4,798)
Total other income and expenses	(364)	(461)	(804)	(985)
Net loss available to common stockholders	$ (1,306)	$ (1,961)	$ (268)	$ (194)
Basic and Diluted net loss available to common stockholders per share [1]	$ (0.14)	$ (0.21)	$ (0.03)	$ (0.02)
Basic and Diluted Weighted Average Common Shares Outstanding	9,132,766	9,164,741	9,174,274	9,174,747

	2010 Quarter Ended			
	March 31 [2]	June 30	September 30	December 31
Total revenues	$ 12	$ 333	$ 642	$ 3,044
Total costs and expenses	(771)	(1,580)	(3,241)	(3,369)
Total other income and expenses	2	(84)	(105)	(273)
Net loss available to common stockholders	$ (757)	$ (1,331)	$ (2,704)	$ (598)
Basic and Diluted net loss available to common stockholders per share [1]	$ (0.08)	$ (0.15)	$ (0.30)	$ (0.07)
Basic and Diluted Weighted Average Common Shares Outstanding	9,112,000	9,112,000	9,112,000	9,112,000

1 The above quarterly losses per share calculations are based on the weighted average number of common shares outstanding during each quarter. The losses per share calculation for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010 in the Consolidated Statements of Operations is based on the weighted average number of common shares outstanding for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010, respectively. The sum of the quarterly financial data may vary from the year December 31, 2011 and the period from February 16, 2010 (commencement of operations) to December 31, 2010 data due to rounding.

2 Represents the period from February 16 (commencement of operations) to March 31, 2010.

Note 10. Commitments and Contingencies

Deferred Underwriting Commissions. Underwriting commissions incurred in connection with the Company's IPO are reflected as a reduction of additional paid in capital in the amount of $10.5 million. At the time of the Company's IPO, the underwriters deferred approximately $7.0 million of their underwriting commissions until such time as the Company purchased assets in accordance with its investment strategy described in the Company's Annual Report on Form 10-K for the period ended December 31, 2010 with an aggregate price (including the amount of any outstanding indebtedness assumed or incurred by the Company) at least equal to the net proceeds from the IPO. The deferred underwriting fee was paid during the year ended December 31, 2011. The deferred underwriting commissions as of December 31, 2010 are reflected in deferred underwriting fee payable. As of December 31, 2011, the Company had paid approximately $10.5 million in underwriting commissions, which represents the full amount of the underwriting commissions that the Company was obligated to pay in connection with the IPO.

Litigation. The Company is not involved in any material litigation nor, to its knowledge, is any material litigation threatened against it. In the normal course of business, from time to time, the Company may be involved in legal actions relating to the ownership and operations of its properties. Management does not expect that the liabilities, if any, that may ultimately result from such legal actions will have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Environmental Matters. The industrial properties that the Company owns and will acquire are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the Company, as owner of a contaminated property, to clean up the property, even if it did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated, and therefore it is possible the Company could incur these costs even after the Company sells some of the properties it acquires. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow using the property as collateral or to sell the property. Under applicable environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos at one of our properties may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

The Company could be responsible for any of the costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. The Company generally obtains "Phase I environmental site assessments", or ESAs, on each property prior to acquiring it. However, these ESAs may not reveal all environmental costs that might have a material adverse effect on the Company's business, assets, results of operations or liquidity and may not identify all potential environmental liabilities.

The Company utilizes local third party property managers for day-to-day property management and will rely on these third parties to operate its industrial properties in compliance with applicable federal, state and local environmental laws in their daily operation of the respective properties and to promptly notify the Company of any environmental contaminations or similar issues.

As a result, the Company may become subject to material environmental liabilities of which it is unaware. The Company can make no assurances that (1) future laws or regulations will not impose material environmental liabilities on it, or (2) the environmental condition of the Company's industrial properties will not be affected by the condition of the properties in the vicinity of its industrial properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to the Company. The Company was not aware of any significant or material exposures as of December 31, 2011 and 2010.

General Uninsured Losses. The Company carries property and rental loss, liability and terrorism insurance. The Company believes that the policy terms, conditions, limits and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage and current industry practice. In addition, the Company's properties are located, or may in the future be located, in areas that are subject to earthquake and flood activity. As a result, the Company has obtained, as applicable, limited earthquake and flood insurance on those properties. There are, however, certain types of extraordinary losses, such as those due to acts of war, that may be either uninsurable or not economically insurable. Although the Company has obtained coverage for certain acts of terrorism, with policy specifications and insured limits that it believes are commercially reasonable, there can be no assurance that the Company will be able to collect under such policies. Should an uninsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, a property. The Company was not aware of any significant or material exposures as of December 31, 2011 and 2010.

Contractual Commitments. Subsequent to December 31, 2011, the Company entered into two contracts with third-party sellers to acquire two industrial properties consisting of approximately 135,000 square feet. There is no assurance that the Company will acquire the properties under contract because the proposed acquisitions are subject to the completion of satisfactory due diligence, various closing conditions and the consent of the mortgage lender. The following table summarizes certain information with respect to the properties the Company has under contract:

Market	Number of Buildings	Square Feet	Purchase Price (in thousands)	Assumed Debt (in thousands)
Los Angeles	—	—	$ —	$ —
Miami	—	—	—	—
Northern New Jersey/New York	—	—	—	—
San Francisco Bay Area	—	—	—	—
Seattle	—	—	—	—
Washington, D.C./Baltimore	2	135,000	12,760	3,600
Total	2	135,000	$12,760	$3,600

Note 11. Subsequent Events.

On January 13, 2012, the Company completed a public follow-on offering of 4,000,000 shares of its common stock at a price per share of $14.25. On February 13, 2012, we sold an additional 61,853 shares of our common stock at a price per share of $14.25 upon the exercise by the underwriters of their option to purchase additional shares. The net proceeds of the primary follow-on offering were approximately $54.7 million after deducting the full underwriting discount of approximately $2.8 million and other estimated offering expenses of approximately $0.4 million. The Company used approximately $41.0 million of the net proceeds to repay outstanding borrowings under the Facility on January 13, 2012 and intends to use the remainder of the net proceeds to invest in industrial properties and for general business purposes.

On January 19, 2012, the Company entered into a Second Amendment to Amended and Restated Senior Revolving Credit Agreement (the "Amended Facility") with KeyBank National Association, as administrative agent and as a lender and the other lenders thereunder, which provides for certain amendments to its $80.0 million revolving credit facility. The Amended Facility extends the maturity date to January 19, 2015 and provides for one 12-month extension option exercisable by the Company. The amendment provides that outstanding borrowings are limited to the lesser of $80.0 million and 60% of the value of the borrowing base properties. Interest on the Amended Facility will continue to generally be paid based upon, at the Company's option, either (i) LIBOR plus the applicable LIBOR margin or (ii) the applicable base rate which is the greater of the administrative agent's prime rate plus 1.00%, 0.50% above the federal funds effective rate, or thirty-day LIBOR plus the applicable LIBOR margin for LIBOR rate loans under the Amended Facility. The applicable LIBOR margin will range from 2.50% to 3.50% depending on the ratio of the Company's outstanding consolidated indebtedness to the value of the Company's consolidated gross asset value. The Amended Facility requires payment of an annual unused facility fee in an amount equal to 0.25% or 0.35% depending on the unused portion of the credit facility. The Company will continue to guarantee the obligations of the borrower (a wholly-owned subsidiary) under the Amended Facility.

On January 30, 2012 we entered into a $20.0 million non-recourse mortgage loan at a fixed annual interest rate of 3.79% that matures on February 5, 2019. The mortgage loan is secured by five of our properties. A portion of these proceeds were used to pay down the Term Loan.

On February 21, 2012, our board of directors authorized us to declare a cash dividend in the amount of $0.10 per share of our common stock payable on April 19, 2012 to the stockholders of record as of the close of business on April 5, 2012.

Terreno Realty Corporation

Schedule III
Real Estate Investments and Accumulated Depreciation
As of December 31, 2011
(in thousands)

Property Name	No. of Bldgs.	Location	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at 12/31/11			Accumulated Depreciation	Year Acquired	Year Constructed
				Land	Buildings & Improvements		Land	Buildings & Improvements	Total			
Los Angeles												
630 Glasgow	1	Inglewood, CA	$ —	$ 2,245	$ 1,855	$ 98	$ 2,245	$ 1,953	$ 4,198	$ 25	2011	1988
19601 Hamilton	1	Torrance, CA	6,725	7,409	4,072	—	7,409	4,072	11,481	47	2011	1985
Rialto	2	San Bernardino, CA	—	6,218	5,148	—	6,218	5,148	11,366	166	2010	2002
Northern New Jersey/ New York												
130 Interstate	1	South Brunswick, NJ	—	8,686	12,135	20	8,686	12,155	20,841	392	2010	1999
620 Division	1	Elizabeth, NJ	—	6,491	3,568	89	6,491	3,657	10,148	19	2011	1980
Belleville	1	Kearny, NJ	14,604	12,845	18,041	14	12,845	18,055	30,900	282	2011	2006
Dell	1	Carlstadt, NJ	—	6,641	771	—	6,641	771	7,412	10	2011	1972
Maltese	1	Totowa, NJ	—	7,231	7,598	—	7,231	7,598	14,829	245	2010	1964
Middlebrook	18	Bound Brook, NJ	14,884	16,442	10,241	2,662	16,442	12,903	29,345	438	2010	1958-1976
San Francisco Bay Area												
238/242 Lawrence	2	South San Francisco, CA	1,441	6,674	2,655	357	6,674	3,012	9,686	94	2010	1986
299 Lawrence	1	South San Francisco, CA	—	1,352	1,198	382	1,352	1,580	2,932	43	2010	1968
Ahern	2	Union City, CA	—	3,246	2,749	70	3,246	2,819	6,065	73	2010	1986
Clawiter	1	Hayward, CA	—	5,964	1,159	—	5,964	1,159	7,123	1	2011	1967
Fortune/Qume	1	San Jose, CA	—	2,518	2,484	589	2,518	3,073	5,591	115	2010	1980
Warm Springs I and II	2	Fremont, CA	—	3,664	2,782	507	3,664	3,289	6,953	135	2010	1984
Seattle												
Kent 188	1	Kent, WA	—	3,251	4,719	363	3,251	5,082	8,333	123	2010	1979
Valley Corporate	2	Kent, WA	—	5,264	9,108	—	5,264	9,108	14,372	9	2011	1987
Miami												
10th Avenue	1	Hialeah, FL	—	6,376	2,624	1,100	6,376	3,724	10,100	79	2010	1957/2005
39th Street	1	Doral, FL	—	1,420	2,717	2	1,420	2,719	4,139	25	2011	2002
48th Avenue	2	Miami Gardens, FL	—	4,322	2,187	—	4,322	2,187	6,509	2	2011	1987
60th Avenue	1	Miami Lakes, FL	—	6,203	1,567	2,511	6,203	4,078	10,281	65	2010	1971
70th Avenue	1	Miami, FL	—	1,434	2,333	2	1,434	2,335	3,769	32	2011	1999
Washington, D.C./ Baltimore												
8730 Bollman	1	Savage, MD	—	4,361	2,757	—	4,361	2,757	7,118	37	2011	1984
Dorsey	1	Jessup, MD	—	3,207	2,383	670	3,207	3,053	6,260	52	2011	1977
Subtotal	47		37,654	133,464	106,851	9,436	133,464	116,287	249,751	2,509		
Unamortized net premiums	—		611	—	—	—	—	—	—	—		
Intangible assets	—		—	—	—	—	—	—	14,833	4,554		
Total	47		$38,265	$133,464	$106,851	$9,436	$133,464	$116,287	$264,584	$7,063		

Terreno Realty Corporation

Schedule III
Real Estate Investments and Accumulated Depreciation – (Continued)
As of December 31, 2011
(in thousands)

A summary of activity for real estate and accumulated depreciation for the year ended December 31, 2011 and for the period from February 16, 2010 (commencement of operations) to December 31, 2010 is as follows:

	2011	2010
Investment in Properties		
Balance at beginning of period	$136,363	$ —
Acquisition of properties	119,203	136,040
Improvements	9,018	323
Balance at end of period	$264,584	$136,363

	2011	2010
Accumulated Depreciation		
Balance at beginning of period	$ 1,502	$ —
Amortization of lease intangible assets	760	321
Depreciation expense	4,801	1,181
Balance at end of period	$ 7,063	$ 1,502

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on February 22, 2012.

Terreno Realty Corporation

By: /s/ W. Blake Baird

W. Blake Baird
Chairman and Chief Executive Officer

Power of Attorney

We, the undersigned directors of Terreno Realty Corporation hereby severally constitute and appoint W. Blake Baird and Michael A. Coke, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all amendments to this report, and generally to do all things in our names and on our behalf in such capacities to enable Terreno Realty Corporation to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ W. Blake Baird W. Blake Baird	Chairman, Chief Executive Officer and Director (principal executive officer)	February 22, 2012
/s/ Michael A. Coke Michael A. Coke	President, Chief Financial Officer and Director (principal financial and accounting officer)	February 22, 2012
/s/ LeRoy E. Carlson LeRoy E. Carlson	Director	February 22, 2012
/s/ Peter J. Merlone Peter J. Merlone	Director	February 22, 2012
/s/ Douglas M. Pasquale Douglas M. Pasquale	Director	February 22, 2012
/s/ Dennis Polk Dennis Polk	Director	February 22, 2012

Exhibit Index

Exhibit Number	Exhibit Description
3.1	Articles of Amendment and Restatement of Registrant (previously filed as Exhibit 3.1 to Amendment No. 2 to the Company's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference)
3.2	Amended and Restated Bylaws of Registrant (previously filed as Exhibit 3.2 to Amendment No. 2 to the Company's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference)
4.1	Specimen Common Stock Certificate of Registrant (previously filed as Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-11 on January 15, 2010 and incorporated herein by reference)
10.1+	Form of Severance Agreement between Registrant and W. Blake Baird (previously filed as Exhibit 10.1 to Amendment No. 2 to the Company's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference)
10.2+	Form of Severance Agreement between Registrant and Michael A. Coke (previously filed as Exhibit 10.2 to Amendment No. 2 to the Company's Registration Statement on Form S-11 on January 6, 2010 and incorporated by reference herein)
10.3+	2010 Equity Incentive Plan of Registrant (previously filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K on March 29, 2010 and incorporated by reference herein)
10.4+	Form of Restricted Stock Award Agreement for Executive Officers and Employees (previously filed as Exhibit 10.4 to Amendment No. 2 to the Company's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference)
10.5+	Form of Restricted Stock Award Agreement for Non-Employee Directors (previously filed as Exhibit 10.5 to Amendment No. 2 to the Company's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference)
10.6+	Form of Indemnification Agreement between Registrant and its Directors and Executive Officers (previously filed as Exhibit 10.6 to Amendment No. 2 to the Company's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference)
10.7+	Long-Term Incentive Plan of Registrant (previously filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K on March 29, 2010 and incorporated by reference herein)
10.8+	Form of Award Notice under the Long-Term Incentive Plan of Registrant (previously filed as Exhibit 10.8 to Amendment No. 2 to the Company's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference)
10.9+	Form of Subscription Agreement (previously filed as Exhibit 10.9 to Amendment No. 2 to the Company's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference)
10.10	Amended and Restated Senior Revolving Credit Agreement, dated as of December 30, 2010, among Terreno Realty LLC, KeyBank National Association, both individually as a "Lender" and as "Administrative Agent", KeyBanc Capital Markets as "Lead Arranger," and the several banks, financial institutions and other entities which may from time to time become parties as additional "Lenders" (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on January 5, 2011 and incorporated by reference herein)
10.11	Agreement of Sale, dated as of May 17, 2010, between Advance at Middlebrook Crossroads, LLC and Terreno Realty LLC (previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q on August 12, 2010 and incorporated by reference herein)

Exhibit Number	Exhibit Description
10.12	Agreement of Purchase and Sale, dated as of September 30, 2010, between 130 Interstate Blvd., LLC and Terreno Realty LLC (previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on October 1, 2010 and incorporated by reference herein)
10.13	Agreement of Purchase and Sale, dated as of March 31, 2011, between Saw Mill Park, LLC and Terreno Realty LLC (previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q on May 5, 2011 and incorporated by reference herein)
10.14	Senior Secured Term Loan Agreement, dated as of August 23, 2011, among Terreno Realty LLC, KeyBank National Association as "Administrative Agent", KeyBanc Capital Markets as "Lead Arranger", and the several lenders which may from time to time become parties as additional "Lenders" (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on August 26, 2011 and incorporated by reference herein)
10.15	First Amendment to Senior Secured Term Loan Agreement, dated as of December 29, 2011, among Terreno Realty LLC, as Borrower, KeyBank National Association, both individually as a "Lender" and as an "Administrative Agent", and KeyBanc Capital Markets as "Lead Arranger" (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on January 5, 2012 and incorporated by reference herein)
21*	Subsidiaries of Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
24.1*	Power of Attorney (included on the signature page to this Annual Report on Form 10-K)
31.1*	Certification of Chief Executive Officer, pursuant to Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer, pursuant to Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer of, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	First Amendment to Amended and Restated Senior Revolving Credit Agreement dated June 30, 2011 (previously filed as Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q on August 8, 2011 and incorporated by reference herein)
101***	The following materials from Terreno Realty Corporation's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows, (v) Notes to Consolidated Financial Statements and (vi) Schedule III-Real Estate Investments and Accumulated Depreciation.

* Filed herewith.

** Furnished herewith.

*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

\+ Exhibit is a management contract or compensatory plan or arrangement.

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> Annual Meeting

Stockholders of Terreno Realty Corporation are invited to attend the Annual Meeting of Stockholders to be held at 8:00 A.M. Pacific Time on Friday, May 4, 2012 at Terreno's headquarters.

> Forward-Looking Statements

This 2011 Annual Report contains foward-looking statements within the meaning of the federal securities laws. Please see the discussion titled "Forward-Looking Statements" in our Annual Report on Form 10-K for a discussion regarding risks to which these statements are subject.

> Auditors

Ernst & Young LLP
560 Mission Street
San Francisco, CA 94105

> Counsel

Goodwin Procter LLP
Exchange Place
Boston, MA 02109
T // 617.570.1403
F // 617.523.1231

> Transfer Agent

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
800.662.7232 // Inside the U.S.
781.575.4238 // Outside the U.S.
www.computershare.com/investor

Overnight Delivery
Computershare Investor Services
250 Royall Street
Canton, MA 02021

TERRENO

> **Headquarters**

Terreno Realty Corporation
16 Maiden Lane, Fifth Floor
San Francisco, CA 94108
T // 415.655.4580
F // 415.655.4599

> **Investor Relations**

T // 415.655.4580
E // investors@terreno.com

> **Stock Listing**

New York Stock Exchange
Symbol // TRNO

> **News Releases**

News releases can be viewed on our website
www.terreno.com